                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-85095

PROSPECTUS

                                1,260,000 Units


                                [GRAPHIC OMITTED]

                            ACTIVEWORLDS.COM, INC.

     This is a firm-commitment offering of 1,260,000 of our units. Each unit consists of one share of our common stock and a Series B redeemable common stock purchase warrant to purchase one share of our common stock at $4.675 per share.

     No public market currently exists for our units or warrants.

     Our common stock is traded on the OTC Bulletin Board under the symbol AWDDE. We have applied for the listing of our common stock, units and warrants on the Nasdaq SmallCap Market and the Boston Stock Exchange.

   The initial offering price of the units may not reflect the market price after the offering.


                            ---------------------

     Investing in the units involves a high degree of risk. Please see the "Risk Factors" beginning on page 7.



                                        Per Unit     Total
                                       ----------  --------
   Public Offering Price ...........     $4.25     $5,355,000
   Underwriting Discounts ..........     $ .425    $  535,500
   Proceeds, before expenses,
    to Activeworlds.com ............     $3.825    $4,819,500


     We have granted the underwriters a 45-day option to purchase up to 189,000 additional units on the same terms and conditions as set forth above solely to cover over-allotments, if any.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   The underwriters expect to deliver the units to purchasers on or about May 8, 2000.


                            ---------------------
HD Brous & Co., Inc.                             SOLID ISG CAPITAL MARKETS, LLC

                     FIRST COLONIAL SECURITIES GROUP, INC.



                   The date of this prospectus is May 2, 2000

                          INSIDE FRONT COVER ARTWORK

                            "Activeworlds.com, Inc.
                          "Building the 3D Internet"


ARTWORK:

On the page are four pictures of screenshots showing the Activewords environment with applications which deal with the following applications: Top left -- Training: picture shows avatars in a convention center; Top right --
Gaming: avatars in an e-commerce store; Bottom left -- Entertainment: picture shows a hand of cards set up for a game of spades; and Bottom right -- E-commerce: avatar of a woman in a futuristic environment.

    Above each screenshot photograph are the words "View within an Activeworlds environment"

    Under the photograph relating to Training: "TRAINING Avatars participate in an information technology training and conference session using Activeworlds"

    Under the photograph relating to Gaming: "GAMING Virtual casino games for fun in real time is one of many applications created with Activeworlds Software Development Kit"

    Under the photograph related to Entertainment: "ENTERTAINMENT Users interact in realtime in thematic environments and create their own three-dimensional websites with simple drag and drop building tools"

    Under the phtograph relating to E-commerce: "E-COMMERCE Using Avatars, consumers shop in virtual stores and communicate with store clerks"

                          INSIDE FRONT COVER ARTWORK



                            "Activeworlds.com, Inc.
                           "Building the 3D Internet"

                              PROSPECTUS SUMMARY

     This summary highlights information that we present more fully elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making any investment decision.


Our Business

     Activeworlds.com, Inc. is a provider of Internet software products and services that enable the efficient delivery of three-dimensional content over the Internet and intranets. Our comprehensive software platform is comprised of proprietary three-dimensional server software, browser and authoring tools. Users can use our Active Worlds technology to create objects and structures in virtual worlds which other users can see and explore in real time. We also act as an application service provider and permit users to license our technology for integration into their web applications, which may be hosted on our server. We believe that the emergence of the Internet as a global communications medium has increased the demand for efficient delivery of three-dimensional content.

     Our goals are to be the leader in three-dimensional Internet environments and interactive communication and to position our software platform as a standard for the delivery of three-dimensional content over the Internet. In furtherance of these goals, we have chosen to offer our three-dimensional browser to users free of charge to promote the use of our software platform. We currently have a worldwide user base of more than 1,000,000 users.

     We believe that by continually enhancing our technology, developing new applications for the three-dimensional Internet market and implementing an extensive marketing effort, we will be able to achieve our goals. We believe that three-dimensional Internet applications provide enhanced richness that will be of interest to users developing Internet-based advertising, distance learning, training, entertainment, e-commerce, leisure time and chat applications and other on-line activities. As three-dimensional Internet technology becomes more accepted, we believe that a market will develop for our technology in these areas.

     We have licensed our software products to such well-known companies as Boeing, Carlsberg Brewing, Centropolis Studios (a division of Columbia Pictures), Earthweb, Kodak, Philips Multimedia, United States Government agencies (including NASA), the Canadian Ministry of Education, The Amsterdam Stock Exchange, Helsinki Telephone, Scandinavia Online and Swiss Telecom. Additionally, The University of Colorado, Cornell University, The University of Santa Cruz, The University of London, and Nagoya University (Japan) are using our software. Our software has received reviews, awards and coverage from numerous sources, including Bloomberg TV, CNET, Der Spiegel magazine, Industry Standard magazine, Softseek, Tucows, Yahoo Internet Life magazine and ZDNet.

     We currently derive our revenue primarily from three sources:

   o Licenses for our software, which include the right to use our technology either on our server or on a separate server which is licensed to the client for use at its facilities

   o Membership fees, which are paid by users who become citizens

   o Three dimensional content production for our licensees

                                 The Offering

Securities Offered.......   1,260,000 units, each unit consisting of one share
                            of common stock and a series B warrant to purchase one share of common stock. The common stock and warrants will be separately tradeable immediately upon issuance.


Description of the Warrants

 Exercise price..........   Each warrant will entitle you to purchase one
                            share of common stock at $4.675 per share, subject to adjustment, which is equal to 110% of the portion of the offering price allocated to the common stock.

 Exercise period.........   Unless we redeem the warrants, you may exercise
                            the warrants at any time during the period commencing May 2, 2001, or earlier with the consent of the representatives, until May 1, 2005.

 Redemption..............   Commencing May 2, 2001, we may redeem the
                            warrants at a price of $.10 per warrant if the closing price of our common stock for each day of a 20 trading day period ending not earlier than three trading days prior to the date the warrants are called for redemption is at least 150% of the exercise price of the warrants.


Common Stock Outstanding

 Prior to this offering...  7,342,762 shares

 After this offering.....   8,602,762 shares

                            The number of shares of common stock outstanding prior to and after this offering does not include 3,279,225 shares of common stock which we may issue as follows:

                            o 913,332 shares issuable upon exercise of stock
                              options which are either outstanding (including 246,667 options granted to two directors outside of our 1999 long-term incentive plan) or which we may grant pursuant to our 1999 long-term incentive plan;

                            o 475,893 shares issuable upon exercise of
                              outstanding warrants;

                            o 1,260,000 shares issuable upon exercise of the
                              warrants included in the units offered by this prospectus;

                            o 378,000 shares issuable as part of the units
                              issuable upon exercise of the underwriters' over-allotment option and the underlying warrants; and

                            o 252,000 shares issuable upon exercise of the
                              underwriters' unit purchase option and the underlying warrants.

Risk Factors.............   An investment in our units involves a high degree
                            of risk. You should not consider purchasing our units unless you can afford to lose your entire investment. See "Risk Factors" for important factors you should consider.

Use of Proceeds..........   The net proceeds of this offering will be used for
                            marketing, research and development, equipment purchases, working capital and other corporate purposes.


Market Symbols

 Common Stock............   AWDDE (OTC Bulletin Board) AWLD (Nasdaq SmallCap
                            Market) AWD (Boston Stock Exchange)

 Warrant.................   AWLDW (Nasdaq SmallCap Market) AWDW (Boston Stock
                            Exchange)

                            We have applied for the listing of our common stock, units and warrants on the Nasdaq SmallCap Market and the Boston Stock Exchange.

     All share and per share information in this prospectus reflects and, where appropriate, is restated for, a one-for-two reverse split of our common stock, effective in January 1999 and a two-for-three reverse split of our common stock, effective April 10, 2000.

     Unless we say otherwise, all information in this prospectus assumes that the over-allotment option has not been exercised.


About Activeworlds.com

     Activeworlds.com, Inc. is a Delaware corporation and was incorporated on September 5, 1995 under the name Vanguard Enterprises, Inc. In January 1999:

    o We acquired all of the issued and outstanding stock of Circle of Fire Studios, Inc., a Nevada corporation, in exchange for 5,433,211 shares of our common stock.

    o We effected a one-for-two reverse split of our common stock.

    o We sold 1,333,333 shares of our common stock in an offering pursuant to a private placement.

    o We changed our corporate name to Activeworlds.com, Inc., and we changed the name of our subsidiary from Circle of Fire Studios, Inc., to Activeworlds, Inc.

    o Our sole business became the business of Circle of Fire Studios, which is described in this prospectus. The former business of Vanguard Enterprises, which was the marketing of hair care products on cable television, was discontinued in 1996.

     The transaction by which we acquired the stock of Circle of Fire Studios is referred to as the "Circle of Fire Acquisition."

     Our address is 95 Parker Street, Newburyport, Massachusetts 01950. Our telephone number is (978) 499-0222. Our website address is www.activeworlds.com. Information contained on our website is not a part of this prospectus.

                         SUMMARY FINANCIAL INFORMATION


Statement of Operations Data:



                                                              Year Ended          Year Ended
                                                          December 31, 1999    December 31, 1998
                                                         -------------------  ------------------
Revenue ...............................................     $    598,993          $  576,163
(Loss) from operations ................................       (1,070,289)            (69,533)
(Loss) before extraordinary item ......................       (1,045,819)            (69,533)
Extraordinary item ....................................               --             109,807
Net income (loss) .....................................       (1,045,819)             40,274
Net income (loss) per share basic and diluted .........            (.145)               .007
Common stock outstanding:
  basic ...............................................        7,207,145           5,433,211
  diluted .............................................        7,207,145           5,476,051


Balance Sheet Data:



                                                      December 31, 1999
                                              ----------------------------------
                                               As Adjusted(1)         Actual        December 31, 1998
                                              ----------------   ---------------   ------------------
Current assets ............................     $  4,845,250      $    561,250         $  148,847
Working capital (deficiency) ..............        4,365,922            81,922           (410,934)
Short-term debt ...........................               --                --             54,753
Accumulated deficit .......................       (1,830,488)       (1,830,488)          (784,669)
Stockholders' equity (deficiency) .........        4,691,774           407,774           (393,946)
Net tangible book value per share .........              .51              .012               (.08)

-------------
(1) As adjusted to reflect the sale of the 1,260,000 units offered hereby at an assumed public offering price of $4.25 per unit, and our receipt of the net proceeds from the sale of the units.

                                 RISK FACTORS
     An investment in our units involves a high degree of risk, and you should only consider purchasing our units if you can afford to sustain the loss of your entire investment. You should carefully consider the risks described below and the other information before deciding to purchase any units.

RISKS RELATED TO OUR BUSINESS

     We have not generated significant revenue, and are likely to continue to generate losses. We have incurred operating losses since our organization and we are likely continue to incur losses. We may never generate revenues sufficient to allow us to operate profitably. For the year ended December 31, 1999, we had a net loss of $1,046,000, or $.145 per share (basic and diluted) on revenue of $599,000. For the year ended December 31, 1998, we had a loss before extraordinary item of $70,000 and net income of $40,000 on revenue of $576,000. Our net income for 1998 reflects an extraordinary gain of $110,000, which resulted from our eliminating debt in connection with a litigation settlement.

     We require significant funds to continue our operations. At December 31, 1999, our working capital was $82,000, which was sufficient to meet only our most immediate cash requirements. We require the net proceeds from this offering to fund our marketing and research and development programs as well as our administrative infrastructure. Unless we complete this offering or raise substantial capital from another financing, we will not have sufficient cash for our operations and we may have to suspend or reduce our operations. Our auditors' report on our financial statement includes an explanatory paragraph as to our ability to continue as a going concern.

     Our revenue from advertising has been nominal and may never develop into a significant source of revenue. The majority of our revenue has been generated from registration fees paid by our citizens. We believe that our long-term success is dependent upon our ability to generate revenue from advertising. To be successful in this regard we will need to develop brand recognition and an effective internal sales force. We do not believe that our present user base is sufficient to attract significant advertising revenue. Furthermore, in order to attract advertisers to our website, we must make the website attractive both through marketing and the content we offer to the persons sought by desired advertisers. If our marketing effort is not successful in generating brand recognition for the Active Worlds name and increasing advertising revenue, our business and financial positions would be impaired.

     We may not be successful in marketing our technology for e-commerce applications. To operate profitably we need to license our technology for use as an integral component in e-commerce solutions for business, educational, training, entertainment, leisure-time and other commercial applications. We intend to do so through aggressive marketing campaigns online and using traditional media to promote the use of our technology. If our marketing efforts are unsuccessful, we will face difficult and costly choices in deciding whether and how to redirect these efforts. If we are unable to develop a successful licensing program, our business will be materially and adversely affected. For additional information, please refer to "Business - Our Technology".

     Our failure to develop strategic relationships could inhibit our ability to grow. We believe that, in order to market our technology, we need to enter into strategic relationships with other businesses to develop commercial applications of our technology directed at specific businesses. We do not presently have any agreements relating to strategic relationships, we may never enter into such agreements, and our failure to develop such relationships could impair our ability to grow.

     Because we are seeking to expand our business and have limited management personnel, we may have difficulty in managing our growth. Our expenses, particularly personnel expenses incurred in connection with hiring and training new employees, have increased substantially. We expect these expenses to continue to increase as we implement our marketing and research and development programs. As a result, since our senior management is comprised only of our chief executive and financial officers, our personnel, management systems and resources are being strained, with no assurance that the implementation of our programs will result in increased revenue. To manage our growth, we must implement operational and financial systems and controls and recruit, train and manage new employees, including executive, middle management and technical personnel. We cannot be certain that we will be able to integrate new executives and other employees into our organization effectively. If we do not manage our growth effectively, our business, results of operations and financial condition could be materially and adversely affected.

     We may have difficulty hiring qualified employees with technical or sales experience. There is significant competition for qualified employees in the computer programming and Internet industries, and in the area of sales and we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We cannot be certain that we will be able to recruit and retain employees to meet our technical staffing or sales needs.

     We are dependent upon our key personnel. We are dependent upon the services of J.P. McCormick, our chief financial officer, Richard F. Noll, our president and Roland Villet, our lead programmer. The loss of any of these persons' services would have a material adverse effect on our business and future prospects. Although Mr. McCormick, Mr. Noll and Mr. Villet have entered into employment agreements with us, the existence of employment agreements does not guarantee their continued employment with us. For additional information, please refer to "Management".

     We may be unable to respond to the rapid technological change in our industry. The computer and Internet industries are characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance, features and reliability of our services, particularly with respect to other companies in the virtual reality area. If three-dimensional Internet standards evolve in a manner which is incompatible with our technology, we may not be able to effectively market our technology. Other software and hardware companies may have the market power to impose on the marketplace an incompatible technology, and we may not have access to that technology. Our failure to offer the most current or widely accepted technologies could have a material adverse effect upon our business.

     We may make acquisitions following completion of this offering without informing stockholders or seeking their approval. Following this offering, we may make acquisitions of other businesses. Although we anticipate that any business we acquire will be related directly or indirectly to our present business, it is possible that we may make acquisitions in one or more unrelated businesses. Any acquisition may be made using a portion of the net proceeds of this offering or with our securities or a combination of cash and securities. At present, we are not engaged in formal or informal discussions with respect to any acquisition. However, if we make an acquisition, we may not seek stockholder approval or provide stockholders with any information concerning the acquisition prior to the execution of an acquisition agreement. Furthermore, we cannot assure you that any acquisitions which we may make will be profitable. If we make acquisitions, we could have difficulty integrating the acquired company's personnel and operations with our own. Negotiations relating to acquisitions could disrupt our business, distract our management and employees, increase our expenses and otherwise impair our operations and financial condition. For additional information please refer to "Business - Future Acquisition Strategies".

     We do not have any patent protection for our software, and we may not be able to protect our intellectual property rights. Although we have registered a version of our source code with the United States Copyright Office, we have no patents on our software products, and we rely primarily on our nondisclosure agreements with our employees and others to whom we have provided technical proprietary information for protection of our software code. We also rely on licensed software products in our operations. However, the steps we have taken may not protect our intellectual property rights, and it is possible that third parties may infringe upon our proprietary rights. For additional information please refer to "Business - Intellectual Property".

RISKS RELATED TO THE INTERNET

     If businesses do not accept three-dimensional Internet websites as a medium for advertising and e-commerce, our ability to generate revenue may be limited. If we cannot demonstrate to both advertisers and businesses that our three-dimensional technology is viable and desirable as a medium for transacting business, our ability to generate revenue from both advertising and licensing of our technology will be limited.

     Our systems may fail or experience a slow down and our users depend upon others for access to our website. Substantially all of our communications hardware and some of our other computer hardware operations are located at our headquarters in Newburyport, Massachusetts. We do not have a back-up computer system. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Any of these occurrences could adversely affect our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. Furthermore, if the response time of our website is slow for some reason, users could abandon our website and cease in using our products and services.

     If we are unable to assure e-commerce vendors and users that we can provide adequate security, our website may not be accepted. Our website is vulnerable to physical or electronic break-ins, viruses or other problems that affect websites and Internet communication and commerce generally. As e-commerce becomes more prevalent, our customers may become more concerned about security. The circumvention of our security measures may result in the misappropriation of proprietary information, such as credit card information, or interruptions of our operations. Any such security breaches could damage our reputation and expose us to a risk of loss or liability.

     Government regulation and legal uncertainties could add additional costs to doing business on the Internet. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, in the future, laws and regulations may be adopted and existing laws and regulations may be interpreted in a manner that address issues such as user privacy, pricing, defamation, taxation and the characteristics and quality of products and services which may have an adverse effect on the number of users of our technology. For additional information please refer to "Business-Government Regulation".

RISKS RELATING TO THE OFFERING

     Our common stock price has been and is likely to be highly volatile. Our common stock is quoted on the OTC Bulletin Board. However, until January 1999, there was no significant trading activity in our stock, and a regular and established market may never be developed or maintained. In addition, we cannot give you any assurance as to the liquidity of any market for the units or common stock or the prices at which you may be able to sell units or common stock. The market price of our common stock has been, and is likely to continue to be, highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. You may not be able to sell your units or shares of our common stock following periods of volatility because of the market's adverse reaction to the volatility. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. Litigation could result in substantial costs and a diversion of management's attention and resources. We cannot assure you that our stock will trade at the same levels as other Internet stocks or that Internet stocks in general will sustain their current market prices. Factors that could cause volatility may include actual or anticipated fluctuations in our quarterly operating results, announcements of technological innovations, changes in financial estimates by securities analysts, conditions or trends in the Internet industry and changes in the market valuations of other Internet companies. For additional information please refer to "Market for Common Stock; Dividends".

     The offering price of our units and the terms of the warrants were arbitrarily determined. The initial public offering price and the composition of the units and the exercise price and other terms of the warrants were determined by negotiations between us and the underwriters and does not necessarily relate to our book value, net worth, financial condition or other established criteria of value.

     There is presently no market for our units. We cannot be sure that any active market for our units will develop or be maintained, nor can we assure you that you will be able to resell the units in the future.

     Because the common stock and warrants comprising the units will be seperately tradeable immediately upon issuance, our common stock price may go down. The separation of the common stock and warrants may have an adverse effect upon the price of the common stock.

     We are unlikely to pay dividends on our common stock in the foreseeable future. We have not paid any dividends on our common stock since our inception and we do not anticipate paying any dividends in the foreseeable future. We plan to retain earnings, if any, to finance the development and expansion of our business. For additional information please refer to "Description of Securities - Dividend Policy".

     By paying $4.25 per unit, you will incur immediate and substantial dilution. On December 31, 1999, we had a net tangible book value of $.012 per share of common stock. If you purchase units in this offering, you will sustain a dilution in the net tangible book value per share of common stock of $3.74, or 88% from the $4.25 initial public offering price of the units, without allocating any value to the warrants. For additional information please refer to "Dilution".

     The representatives of the underwriters may be a dominating influence on the market for our units. A significant number of the units may be sold to customers of the underwriters and, in particular, the representatives of the underwriters. These customers may subsequently sell their units to and purchase units from the representatives. Although they have no obligation to do so, the representatives may become market makers and otherwise effect transactions in the units or our common stock and, if they participate in making a market, they may be a dominating influence in the trading of our securities. The prices and the liquidity of the units and common stock may be significantly affected by the degree, if any, of the participation of the representatives in these markets, should a market develop.

     If our common stock is delisted from the Nasdaq SmallCap Market and the Boston Stock Exchange, it will be subject to the penny-stock rules, which may impair the market and market price of our common stock. We have applied for the listing of our common stock on the Nasdaq SmallCap Market and the Boston Stock Exchange. If our common stock is listed and does not meet Nasdaq's and the Boston Stock Exchange's requirements for continued listing, our common stock may be delisted from the Nasdaq SmallCap Market or the Boston Stock Exchange. If our common stock is not listed on either the Nasdaq SmallCap Market or the Boston Stock Exchange, our common stock will become subject to the Securities and Exchange Commission's penny-stock rules, which impose additional sales practice requirements on broker-dealers which sell our stock to persons other than established customers and institutional accredited investors. The rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you purchase either pursuant to this prospectus or in the open market.

     Our stock price may be affected by shares of common stock becoming available for public sale. We estimate that the public float for our common stock presently consists of approximately 1,666,666 shares of common stock. This number includes 1,333,333 shares which were issued in private placements in January 1999 and may be sold subject to the volume limitations under Rule 144 commencing ninety days from the date of this prospectus until January 2001, at which time they may be sold without limitation. In addition, the 105,597 shares of common stock sold in a private placement in June 1999 may be sold pursuant to Rule 144 commencing ninety days from the date of this prospectus. A total of 537,092 of the remaining shares of common stock will become eligible for sale under Rule 144 the earlier of ninety days following the effective date of this offering or the date upon which we become a reporting company under the Securities Exchange Act, subject to the Rule 144 volume limitations. Our officers, directors and 5% stockholders have agreed not to sell an additional 5,011,778 shares publicly without the consent of the representatives of the underwriters for six months from the date of this prospectus. The availability of a significant number of shares of common stock for public sale could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

     We may issue preferred stock without approval of our stockholders which could make it more difficult for a third-party to acquire us and depress our stock price. We have the authority to issue preferred stock without a vote of our stockholders. In the future, our board of directors may issue one or more series of preferred stock that has more than one vote per share or which give the holders other preferential rights which may dilute or impair the rights of the holders of common stock. This could permit our board of directors to issue such stock to investors who support our management and give effective control of our business to our management. Furthermore, under some circumstances issuing preferred stock may violate the rules of the Nasdaq SmallCap Market, which could result in our common stock being delisted from that market. The delisting of our common stock from the Nasdaq SmallCap Market could result in both a drop in the stock price and decline in interest in our stock which could make it more difficult for you to sell your shares. For additional information please refer to "Principal Stockholders".

     We are controlled by our management which means that management can prevent a third party from acquiring us even if an acquisition is in the best interest of our stockholders. Upon completion of this offering, Mr. Richard F. Noll, our president and chief executive officer, and Mr. J.P. McCormick, our chairman of the board and chief financial officer, together will own approximately 60% of our outstanding common stock. As a result, they may be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Their voting control could have the effect of delaying or preventing a change of control which might benefit our stockholders. In addition, Mr. Noll and Mr. McCormick were our only directors prior to November 1999. As a result, all actions taken by or ratified by our board of directors during that period have been approved solely by Mr. Noll and Mr. McCormick.


                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things, our expectations with respect to the development of our business and the market for three-dimensional technology for the Internet. In addition to these statements, trend analysis and other information including words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward looking statements. These statements may be found in the sections of this prospectus entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some or all of the results anticipated by the forward-looking statements will not occur as a result of various factors including, but not limited to, all of the risks discussed in "Risk Factors" and elsewhere in this prospectus.


                                   DILUTION

     The net tangible book value of our common stock at December 31, 1999 was approximately $.012 per share. Net tangible book value represents the amount of our tangible assets reduced by the amount of our liabilities. Without taking into effect any change in our net tangible book value after December 31, 1999 other than as a result of the sale of the 1,260,000 shares of common stock included in the units, after deducting fees and other estimated expenses of the offering and ascribing no value to the warrants, our net tangible book value as of December 31, 1999, would have been approximately $0.51 per share. This amount represents an immediate increase in net tangible book value per share of approximately $.498 to the present stockholders and an immediate dilution per share of approximately $3.74 representing dilution of 88% from the initial public offering price of $4.25 per share to the purchasers of the units. The dilution represents the difference between the offering price per unit and the net tangible book value per share after the offering.


     The following table illustrates the dilution of one share of common stock as of December 31, 1999:


       Offering price per share of common stock ................................   $  4.25
       Net tangible book value per share at December 31, 1999 ..................   $  0.012
       Increase per share attributable to sale of the units offered hereby .....   $  0.498
       Pro forma net tangible book value per share after offering ..............   $  0.51
       Dilution to public investors ............................................   $  3.74


     If the underwriters exercise the over-allotment option in full, the pro forma net tangible book value would be $0.580 per share of common stock, resulting in an increase in the net tangible book value per share of $0.568 and dilution to the public investors of $3.682 per share.


                      MARKET FOR COMMON STOCK; DIVIDENDS


     Our common stock has been traded on the OTC Bulletin Board under the symbol AWDDE since January 22, 1999. From January 13, 1996 until January 21, 1999, our common stock was included in the OTC Bulletin Board under the symbol VANG. During that period, our business was the business of Vanguard Enterprises. The National Quotation Bureau, Inc. advised us that there was no trading in the common stock during the period from January 1, 1997 until January 14, 1999.

     The high and low closing prices for our common stock since January 1, 1997 are as set forth below.



Period
-------
1999:                                                         High            Low
                                                              ------       ---------
 First Quarter (January 15 through January 21) .........   $   6.00        $  0.75
 First Quarter (from January 22) .......................   $  13.875       $  6.00
 Second Quarter ........................................   $  12.5625      $  6.9375
 Third Quarter .........................................   $   8.71875     $  4.6875
 Fourth Quarter ........................................   $   6.375       $  6.00
2000:
 First Quarter .........................................   $   6.375       $  4.875
 Second Quarter (through May 1).........................   $   6.09375     $  4.00


     The closing price for our common stock on May 1, 2000 was $ 4.00 per share. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. These prices have been adjusted from the actual prices for such periods to reflect the 2 for 3 reverse stock split which took place on April 10, 2000.

     As of May 1, 2000, we believe that there were approximately 68 record holders of our common stock.

     We have paid no dividends on our common stock since inception, and we do not expect to pay any dividends for the foreseeable future.


                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 1,260,000 units in this offering will be approximately $4.28 million, based on an estimated initial public offering price per unit of $4.25 per unit. Net proceeds are determined after deducting underwriting discounts and commissions and the estimated offering expenses payable by us estimated at $1.07 million, or 20% of the gross proceeds of the offering.



                                          Net         Percent
                                        Proceeds      of Total
                                     -------------   ---------
Marketing ........................    $2,698,000         63%
Research and Development .........    $1,157,000         27%
Working Capital ..................    $  429,000         10%
                                      ----------         --
Total ............................    $4,284,000        100%

     Marketing. We intend to retain the services of an outside marketing firm to develop an effective marketing program. We will then utilize proceeds from the offering to implement the plan developed by this firm, which will likely include our purchasing various media exposure.

     Research and Development. We intend to engage in additional research and development activities so as to enhance our three-dimensional environment and our website. We may also work with third parties or purchase content from third parties for this purpose.

     Working Capital. We intend to utilize a portion of the offering proceeds to purchase or lease additional computers and other equipment.

     The above allocations represent our best estimate based upon our current plans. Our management will have broad discretion in allocating the proceeds. Our ability to hire the necessary marketing personnel as well as the success of our marketing program and competitive technological developments, among other reasons, may affect the money available or required for our marketing program. Similarly, the amount we spend on research and development is based both on our hiring the personnel to perform research and development and the success of our research and development program. We may reallocate the net proceeds either among the categories listed above or to uses not presently contemplated. Such reallocation will be based upon a number of factors, including future revenue growth, the cash generated or used by our operations and the progress of our marketing and research and development efforts. Any reallocation will be determined by us, in our sole discretion.

     Although we are not contemplating any acquisitions at this time, we may use a portion of the net proceeds of this offering to acquire other businesses or software. Acquisition candidates may include other companies that would help us expand our business in the area of three-dimensional Internet environments, however, we may also acquire companies or businesses in other industries if we are unable to develop our current business.

     To the extent that the underwriters exercise the over-allotment option, the net proceeds from the sale of these additional shares will be used for working capital and other corporate purposes.

     We believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months, although it is possible that we may require additional funds during the next twelve months if our marketing program is not successful.

     Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit, or direct or guaranteed obligations of the United States government.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999, and as adjusted to reflect our receipt of the net proceeds from the sale of the 1,260,000 units in this offering.



                                                                                 December 31, 1999
                                                                              Actual         As Adjusted
                                                                         ---------------   ---------------
Stockholders' equity
Preferred stock, par value $.001 per share, 500,000 shares authorized,
 none issued or outstanding ..........................................              --                --
Common stock, par value $.001 per share, 50,000,000 shares authorized,
 7,342,762 shares issued and outstanding at December 31, 1999,
 8,602,762 shares issued and outstanding, as adjusted ................           7,343             8,603
Additional paid-in capital ...........................................       2,237,419         6,520,159
Note receivable for shares ...........................................          (6,500)           (6,500)
Accumulated deficit ..................................................      (1,830,488)       (1,830,488)
Total stockholders' equity ...........................................         407,774         4,691,774

     The number of shares of common stock outstanding prior to and after this offering does not include 3,279,225 shares of common stock which we may issue as follows:

o 913,332 shares issuable upon exercise of stock options which are either outstanding (including 246,667 options granted to directors outside of our 1999 stock plan) or which we may grant pursuant to our 1999 long-term incentive plan;

o 475,893 shares issuable upon exercise of outstanding warrants;

o 1,260,000 shares issuable upon exercise of the warrants included in the units offered by this prospectus;

o 378,000 shares issuable as part of the units issuable upon exercise of the underwriters' over-allotment option and the underlying warrants; and

o 252,000 shares issuable upon exercise of the underwriters unit purchase option and the underlying warrants.

     For information relating to our long-term lease obligations, see "Business
- Property" and Note 8 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

     Set forth below is selected financial data with respect to the year ended December 31, 1999 and the year ended December 31, 1998. The selected statement of operations information for 1999 and 1998 and the selected balance sheet information for 1999 has been derived from our audited financial statements, which appear elsewhere in this prospectus. The selected balance sheet information for December 31, 1998 has been derived from our audited financial statements and is presented for comparative purposes.


Statement of Operations Data:



                                                  Year Ended           Year Ended
                                              December 31, 1999     December 31, 1998
                                             -------------------   ------------------
Revenues .................................      $    598,993           $  576,163
(Loss) from operations ...................        (1,070,289)             (69,533)
(Loss) before extraordinary item .........        (1,045,819)             (69,533)
Extraordinary gain .......................                --              109,807
Net income (loss) ........................        (1,045,819)              40,274
Net income (loss) per share:
 basic and diluted .......................             (.145)                .007
Common stock outstanding:
 basic ...................................         7,207,145            5,433,211
 diluted .................................         7,207,145            5,476,051
Balance Sheet Data:



                                                December 31, 1999     December 31, 1998
                                               -------------------   ------------------
Current assets .............................           561,250             148,847
Working capital (deficiency) ...............            81,922            (410,934)
Short-term debt ............................                --              54,753
Accumulated deficit ........................        (1,830,488)           (784,669)
Stockholders' equity (deficiency) ..........           407,774            (393,946)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Year ended December 31, 1999 and 1998

     Our principal source of revenue to date has been from the license of our uniservers and galaxervers. We also generate revenue from the annual $19.95 registration fee, which is paid by our users who become citizens, and from technical support services which we offer to our licensees. Revenue from advertising has been nominal. We recognize revenue from licenses when the license is granted. We recognize revenue from membership fees ratably over the periods the memberships are in effect.

     Revenue for the year ended December 31, 1999 increased approximately 4%, to $599,000 from $576,000 in the year ended December 31, 1998. This increase resulted from an increase from 21 in 1998, to 23 in 1999 in licensing of our uniservers and galaxervers.

     Our selling, general and administrative expenses in the year ended December 31, 1999 increased approximately 182% to $1,288,000 from $456,000 in 1998. This increase resulted principally from approximately $550,000 of professional fees, consisting primarily of investor and public relations expenses and legal and accounting expenses we incurred in connection with the Circle of Fire Acquisition, as well as additional expenses resulting from our status as a public company. Our selling, general and administrative expenses for 1999 also included approximately $202,000 from the issuance of options and warrants as compensation for services. The increase in selling, general and administrative expenses also reflected an increase in executive compensation and increased payroll expenses generally as we increased our staff. Prior to 1999, we did not pay any compensation to Mr. J.P. McCormick, our chairman and chief financial officer, or Mr. Richard F. Noll, our president and chief executive officer. However, we accrued compensation to each of them at the annual rate of $50,000 in 1998. Since we had no obligation to pay this compensation, the amount of the compensation is treated as an increase to additional paid-in capital. Since January 1, 1999, we paid each of Messrs. McCormick and Noll a salary at the annual rate of $140,000.

     Research and development expenses in the year ended December 31, 1999 increased 101% to $381,000 from $190,000 in 1998. This increase reflected an expansion of our research and development activities to enhance our technology and the development effort relating to our new browser, which we introduced in the spring of 1999.

     Interest income of $24,000 in 1999 resulted from the investment of proceeds of our January 1999 private placement. We have a net operating loss carry forward in the amount of $1,071,000 as of December 31, 1999, which may be used to reduce our income taxes in the future if we recognize a profit. We cannot assure you we will make a profit.

     As a result of the foregoing, we sustained a net loss of $1,046,000, or $.145 per share (basic and diluted), for the year ended December 31, 1999, as compared with a net income of $40,000, or $.007 per share (basic and diluted), for 1998.

     During 1997, we entered into an agreement with two former employee-stockholders settling claims asserted by those individuals against us. Pursuant to the settlement agreement, we agreed to pay the claimants $500,000, of which $385,000 was outstanding at December 31, 1998. The $500,000 settlement was expensed in 1997. The settlement involved a repurchase of shares of the two employee-stockholders and our grant to them of a security interest in certain of our technology. In 1998, we brought an action in the United States District Court for the District of Massachusetts seeking a declaratory judgment concerning the scope of the security interest, and the two employee-stockholders filed counterclaims. In one of these counterclaims, they alleged that we had committed securities fraud due to our failure to disclose an existing security interest in the technology when we repurchased their shares as part of the 1997 settlement. In settlement of the litigation, the two former employee-stockholders accepted a reduction in the amount due to them and all claims between the parties were dismissed with prejudice. The reduction in the payments due by us in 1998 is reflected as an extraordinary gain from the extinguishment of debt relating the prior litigation settlement.

     As a result of the $110,000 extraordinary gain resulting from the extinguishment of debt related to the 1998 litigation settlement, our net income for 1998 was $40,000, or $.007 per share (basic and diluted).

Financial Condition

     At December 31, 1999, we had working capital of $82,000, which included cash of $481,000. The working capital reflected the remaining cash from the January and June 1999 private placements, from which we received aggregate net proceeds of approximately $1.5 million. We used the net proceeds from both private placements for working capital, including a payment of $275,000 to settle the litigation with the two former employee-stockholders. We have no bank or credit facilities, and the private placements have been our sole source of funds for operations. During the year ended December 31, 1999, we used $735,000 for our operations. Our cash balances represent substantially our only current asset. At December 31, 1999, our accounts receivable were $23,000. At December 31, 1999, our working capital was sufficient to meet only our most immediate cash requirements, and unless we complete this offering or raise sufficient funds from another financing, we will not have sufficient cash for our operations and we may have to suspend or reduce our operations. Our auditors' report on our financial statements includes an explanatory paragraph as to our ability to continue as a going concern.

     Our principal cash requirements are for working capital, principally to develop and implement an expanded marketing plan, research and development and for our administrative infrastructure. We believe that the net proceeds from the sale of the units in this offering will be sufficient to meet our anticipated cash requirements for our operations for at least the twelve months following this offering. However, to the extent that our marketing program is not successful and these expenses exceed our expectations and we are unable to generate cash flow from our operations, we may require additional funding during the next twelve months. We may not be able to obtain financing when we require it, and any financing may not be on terms which are acceptable to us and may result in substantial dilution to our stockholders. If we are unable to raise needed funds, we may have to reduce the scope or our marketing and development activities, which would have a material adverse effect upon our business and financial condition.

     We may also acquire other businesses or software, including other companies that would help us expand our business in the area of the three-dimensional Internet environments. However, we may acquire companies or businesses in other industries if we are unable to develop our present business. To the extent that we make any acquisition, we may require additional funds to be used for the purchase price in the acquisitions, to integrate the acquired business with our existing business and to fund the operations of the combined businesses. In addition, we may incur expenses negotiating acquisitions which are not consummated.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (FASB) issued Reporting Comprehensive Income (SFAS No. 130), which establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 offers alternatives for presentation of disclosures required by the standard. The adoption of SFAS No. 130 had no impact on our results of operations, financial position or cash flows, as the amount of comprehensive income (loss) is the same as the net income (loss) for all periods presented.

     In June 1997, the FASB issued Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 had no impact on our results of operations, financial position or cash flows.

     In February 1998, the FASB issued Employers' Disclosures about Pension and Other Post Retirement Benefits (SFAS No. 132), which revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 132 did not have an impact on our results of operations, financial position or cash flows since we do not have any pension or post retirement benefit plans.

     In June 1998, the FASB issued Accounting for Derivatives and Hedging Activities (SFAS 133) which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As we do not currently engage or plan to engage in derivative or hedging activities, there will be no impact to our results of operations, financial position or cash flows upon the adoption of this standard.

                                   BUSINESS

Our Business

     We develop and license software products for use on the Internet which:

   o enable us to create three-dimensional virtual environments, which we call worlds, to which any visitor to our website can obtain access;

   o permit licensees of our world server to create their own worlds, either on our uniserver or their own uniserver or galaxerver, on which they can control the content and access;

   o allow visitors to our website to enter, move about in and interact with others in a computer-generated, three-dimensional virtual environment; and


   o enable us to act as an application service provider and permit users to license our technology for integration into their web applications, which may be hosted on our server.

     We also offer licensees of our world server technical services to assist them in the development of their worlds or to develop their worlds for them.

     Unlike a two-dimensional environment which permits movement on a computer screen only along horizontal and vertical axes (up, down, left and right), a three-dimensional virtual environment also enables users to move forward and backward. Users pay an annual membership fee of $19.95 to access the website for one year. Membership fees represented approximately 37% of revenues in 1999 and 1998.

     We generally grant our world server licensees a non-exclusive right to use our uniserver or galaxerver software, which comes with the right to receive any upgrades for a one-year period. Uniserver and galaxerver software fees range from $1,995 to $62,495 depending on the size of the server. The company generally has no obligation to maintain support for the software under the licensing agreement. Our galaxerver is similar to our uniserver but, unlike the uniserver, which can support a large number of worlds, the galaxerver only supports one world. Our world server licensees can develop their own worlds or they can engage us to develop their worlds for them or assist them in the development of their world. Our world server enables our licensees to create unique three-dimensional objects for use in their worlds and to impose limitations on both the nature of the structures which may be created and the users who may either visit the world or create structures on the world.

     Those world server licensees whose worlds are supported by our uniserver can place restrictions on those persons who may have access to their worlds or they may permit any users to visit their world. For example, a university licensee could restrict access to its world to its students. Our licensees may name their worlds and control the content of their worlds. We do not constantly monitor the content of worlds created by our licensees, but we do have access to all worlds which reside on our uniserver and monitor the worlds from time to time. As of December 31, 1999, there were approximately 1,000 worlds supported by our uniserver, of which ten worlds are our worlds and the remaining worlds were created by our users or licensees. Approximately 600 of these worlds are running at any one time. The fee to purchase a world ranges between $92 and $519 with a majority of world sales between $92-$119. The fee allows the user access to the world for one year. The fee is significantly reduced for annual renewals of the worlds.

The Market for Three-Dimensional Technology

     The substantial growth of the Internet is well known. The growth of the Internet has been accompanied by a range of applications designed to facilitate both business and personal communications. We believe the three-dimensional multi-user Internet market is a rapidly growing market and a natural evolution of the development of Internet communities. At present, a typical website uses two-dimensional web pages and book-style interfaces, which require the visitor to click to turn pages of a virtual book. We believe that the next stages of development will include three-dimensional interactive environments, which permit visitors to move about in the environment and interact with other users.


     We believe that three-dimensional technology has a wide variety of applications, including the following:

   o The entertainment industry, which can use three-dimensional technology to offer virtual settings that allow the user to interact with both the environment and other visitors. We have created virtual worlds for the feature films Godzilla and The 13th Floor. For The 13th Floor, we created a virtual world that was used to launch a virtual premiere of the movie which was attended by the virtual renditions of stars of the movie and other well-known actors.

   o The education industry, which can use three-dimensional technology as part of course material. The University of Colorado used our technology to develop a world which shows a three-dimensional representation of the inside of a computer. This world is used as part of the university's course material. We are dedicating a uniserver to worlds which are to be developed for schools and universities.

   o Distance learning, which can use our technology for training purposes. We created for Earthweb a world to provide on-line training, including information technology training.

   o E-commerce, where our technology can be used to develop and implement an electronic storefront in which visitors can interact and move about in a manner similar to a retail store.

   o Three-dimensional communities, such as our Alpha World, the most popular world served by our uniserver. We have developed these communities, in which citizens and tourists can build structures, move about and communicate with each other. The presence of any visitor is shown by his or her physical representation known as an avatar. For more information concerning our worlds, see "Business -- The Active Worlds Worlds."

   o Chat rooms, in which thousands of users can interact and chat with each in the same shared virtual space. The chat rooms can be part of a three-dimensional community or can be in separate worlds dedicated solely to chat. In addition to the text messages common to two-dimensional chat room, the three-dimensional capability permits visitors to see, move around, and interact with another visitor through their avatars. The three-dimensional capabilities include the ability of a citizen to develop an avatar with his or her picture.


The Active Worlds Worlds

     A world is a defined segment of our virtual environment. On our uniserver, we maintain our own worlds as well as worlds that are developed by our licensees or by us pursuant to agreements with our licensees. The licensee may restrict access to its world. Visitors can obtain access to our worlds by visiting our website, www.activeworlds.com, downloading our browser at no charge, and using the browser to visit one or more worlds that are maintained on our uniserver and which are not owned by licensees which restrict access. Our licensees may develop their worlds which are independent of our uniserver.

     Once in one of our worlds, users can create virtual three-dimensional structures, such as buildings, using our library of more than 3,000 computer objects and textures. The design and texture of each world reflects the theme of that world. The theme of a world is reflected in the particular type of building objects that visitors can use to create structures. Thus, for example, Mars world and Atlantis have themes and building materials that are consistent with our vision of a world on Mars and an undersea world. Similarly, the user's avatar, which is user's physical representation in the world, may vary from world to world.

     Any person who downloads our browser can visit our worlds and the worlds of those of our licensees that permit access. A visitor may be a citizen, who pays an annual fee, which is presently $19.95, or a tourist, who does not make any payment. Any user can create a three-dimensional structure in our worlds, however, the structures created by citizens are permanent. While we have the ability and right to take down a structure created by a citizen who lets his or her citizenship lapse, it has not been our practice to do so. If a tourist constructs a structure in one of our worlds, a citizen can claim the space on which the tourist's structure is situated and construct his or her own structures. Our uniserver identifies those structures that are constructed by citizens and those that are constructed by tourists. All users can add picture, sound, music and information to their virtual structures through direct links to anywhere on the Internet.

     We operate one uniserver, which currently has a base of over 1,000,000 users. This Uniserver receives more than 1,000,000 hits per day, with each hit representing an incidence of access to one of our ten company created worlds such as downloading of building objects. Our primary method of delivering our browser 2.2 is through the Internet.

     When a user visits any of our worlds, his or her presence is immediately indicated by his or her avatar and the user is greeted by his or her screen name. Citizens can create avatars from a range of formats, while the avatar of a tourist is limited to two forms which identify the visitor as a tourist. The avatar's position is shown on the world which the user is visiting. Other users in the same section of the world can see and converse with any user who is in the area at the same time. At present, communication is made through text messages which appear on each visitor's screen. Our server identifies, by screen name, each person within the area of vision. The avatars can be viewed from different angles and positions, including a view from above or from the eyes of user's avatar.

     Our worlds are under constant development by both citizens and tourists. By creating an object on an empty piece of land, a visitor can stake a claim to cyberspace. Our library of thousands of building objects contains the necessary materials for constructing a home, store, convention center, car, maze or any other kind of building or structure. Citizens, but not tourists, can customize their buildings with signs of all shapes and sizes. Visitors have placed more than 40 million virtual objects and structures in AlphaWorld, our most popular world, and they have created virtual towns and cities, complete with traffic signs, community artwork and parkland, in which visitors (through their avatars) can stroll, explore and interact with other users. In one of these structures, users have created a portrait gallery in which citizens have placed pictures of themselves and others.

     Citizens also have the ability to construct a transport, which, when touched, moves a visitor to another destination in the same world, a different world or another location on the Internet. We call the ability to transport users in this manner teleporting.


     Our worlds can have a commercial or non-commercial theme. Our most popular world is AlphaWorld, a community which consists of virtual real estate on which visitors can create virtual structures from our library of more than 3,000 computer objects and textures. As of December 31, 1999, users had placed more than 30 million building blocks on AlphaWorld. Other worlds are based on specific themes or commercial applications, which are selected either by us or by our licensees. These other worlds include:


   o Theme Worlds, with themes such as underwater themes or space themes, in which users can construct structures appropriate to those environments.


   o @mart, which is a virtual shopping mall.


   o Movie and entertainment worlds, such as The 13th Floor and Godzilla, which we created for Centropolis Studios, a division of Columbia pictures. These worlds reproduce selected aspects of the movies.


   o Educational worlds, such as the University of Colorado's virtual computer, which is a three-dimensional representation of the inside of a computer and is used as part of the course material for the university's business school.


   o Business worlds, such as Earthweb's e-learning expo world. We created this world for Earthweb to provide interactive on-line training in various subjects, including information technology training.


   o Game worlds, such as awbingo, which we developed to use artificial intelligence capabilities for games such as bingo.


Our Objective


     Our objective is to be the industry leader in three-dimensional Internet technology platforms by:

   o Enhancing and further developing the Active Worlds software and technology.

   o Providing services to three-dimensional Internet virtual environments.

   o Licensing our technology to businesses who may want to develop one or more unique worlds as part of their e-commerce strategy, which may be used either for their internal use or for visits by the general public.

   o Affording advertisers the ability to offer three-dimensional Internet interactive advertising.

   o Developing three-dimensional e-commerce solutions for businesses seeking to sell goods and services throughout the Internet.

   o Offering users a community in which they can create virtual structures, move about and communicate with other users.


Our Strategy


     We intend to seek to meet our objective by:

     Licensing our technology to businesses

     As three-dimensional Internet technology becomes more accepted, we intend to market licenses to our uniserver and galaxerver software and our technical services to businesses. In order to achieve this goal, we intend to expand substantially our marketing effort directed at these businesses. As part of this marketing effort, we will seek to develop strategic relationships with businesses to develop commercial applications aimed at specific market segments.

     These relationships could take a number of forms and may involve the grant of an exclusive or semi-exclusive license for a specific market or application. These relationships may also involve a revenue-sharing arrangement and may provide us with additional development revenue.

     As part of this strategy, we are expanding our educational programs to include a new uniserver dedicated to education. We are designing this universe, which we call Education Universe, to enable schools, universities and non-profit educational groups to explore the potential of learning through three-dimensional worlds based on our technology.

     Expanding our user base

     We intend to develop a marketing program aimed at potential visitors to our website by seeking to create awareness of the Activeworlds.com name and website by promoting the website through traditional advertising media. In this manner, we intend to create additional worlds and provide more content on the website. We believe that in order to generate revenue from advertising and e-commerce on our website, we must increase the number of members who visit the website and remain on the website for an extended period. We believe that more than 1,000,000 users have accessed our website and that in a typical day there are more than 1,000,000 hits to the three-dimensional website. We consider a user to have accessed our website if the user has downloaded our browser and used the browser to visit the website. We do not believe that this number is sufficiently large to attract advertisers and e-commerce vendors to our website. Accordingly, we believe that increasing our user base is critical to our ability to generate revenue from advertising and e-commerce.

     Marketing our website as a site for advertising

     We intend to make our worlds attractive locations for both advertising and e-commerce. We have developed a virtual mall, @mart, at which more than 100 companies have virtual stores. We intend to expand our effort to attract e-commerce and advertising to our three-dimensional environment by seeking to increase the number of virtual malls located at @mart, as well as market separate worlds dedicated to products and services offered by one company. Although we do not anticipate that revenue from @mart will represent a material portion of our revenue, @mart is important for demonstrating to businesses the application of our technology in an e-commerce environment and providing three-dimensional content for visitors to our website.

     We believe that we can make our worlds more attractive to advertising by:

     o Increasing our user base to show sufficient interest in our worlds.

     o Demonstrating the benefits which three-dimensional technology can offer both advertisers and businesses, both in terms of visual effects and technological features.

     o Implementing an extensive advertising campaign, using print, radio and television and the Internet.

     o Implementing an extensive public relations effort involving speaking tours with various news agencies.

Our Technology

     The key element to our three-dimensional environment is our proprietary uniserver software which stores subscriber information, permits world servers to operate and enables:

   o the creation of three-dimensional worlds;

   o the communication of physical characteristics of three-dimensional objects in each world, so that a visitor to any world served by the uniserver can see the structures in the world, move about in the world and create new structures;

   o the ability to locate structures and other users throughout the world,

   o the transmission of messages among users to the world, and

   o the transfer of information and files between any place on the Internet and a specific location on a world.

     The uniserver can operate on Unix, Linux or Windows 95, 98 or NT platforms. Our galaxerver is similar to the uniserver except that unlike the uniserver, which supports a large number of worlds, the galaxerver only supports one world.

     We developed our proprietary three-dimensional browser, Active Worlds Browser 2.2, which can be downloaded without charge. Users cannot access our three-dimensional environment without the browser. The browser is a Windows 98/NT-based software product which allows users to:

   o experience shared multi-user, multimedia and three-dimensional environments in any of the worlds which are publicly accessible in our universe.

   o develop and build virtual structures in our worlds.

   o access and display picture, sound or music files from anywhere on the Internet.

   o converse with other users by text-based chat, which can be directed to everyone who is currently visiting the world or conducted through private conversations through messaging to a specific user.

   o interface and integrate with two-dimensional Internet browsers, by permitting the three-dimensional window for Active Worlds to run side by side with a two-dimensional web page, which enables users to use all Internet-based technologies, including ActiveX and Java.

   o move between worlds in our universe and websites outside our universe.

   o automatically update our software.

   o visit @mart, our three-dimensional virtual mall, which is designed to resemble a modern shopping mall where a variety of vendors offer both traditional and Internet products and services.

   o register for citizen status.

     Our platform offers true color graphics, with 16 million colors, frame rates which could be in the range of ten to thirty frames a second and 16 bit sound. Using the browser, a visitor can see and interact with other visitors and the virtual environment. Our platform can accommodate thousands of simultaneous users.

     Using our software, servers and authoring tools, users can communicate, play games, conduct business and otherwise interact "face-to-face" in our shared three-dimensional worlds on the Internet.


Marketing and Sales


     Since Active Worlds is an Internet-based platform, the potential market for our products is global. Our present marketing effort is directed at:

   o Businesses and educational institutions, to which we are seeking to license our technology and assist them to develop three-dimensional applications to meet their specific needs.

   o Users, who we are trying to attract to our website by providing interesting content and access to our technology.

   o Advertisers, to whom we are trying to demonstrate a user base which meets their demographic requirements.

   o Educational and non-profit institutions through Education Universe.

     In seeking to address the needs of businesses and educational institutions, we license our uniserver and galaxerver technology to others to allow our licensees to establish their own three-dimensional universe, which can be either on our uniserver or independent of our uniserver.

     We have licensed uniservers to The Boeing Company, Carlsberg, A.S., Centropolis Studios, Philips Multimedia, NASA and an agency of the United States Government, among others. Some of our world server licensees include Scandinavia Online, A.S., the Canadian Ministry of Education, the University of Colorado, the University of London, Telecom PTT Switzerland and the Amsterdam Stock Exchange.

     In April 1998, we entered into an agreement with The Tech Museum in San Jose, California, to sell them our products and services which resulted in the development of the first stage of its Internet Cafe project focusing on the Active Worlds platform. The museum dedicated a whole section comprised of twelve computers to showcase Active Worlds as a computer technology advance.

     In October 1999, we entered into an agreement with Advanced Shopping Centre Management Pty. Limited, an Australian company, pursuant to which we agreed to develop for Advanced Shopping Centre a virtual mall prototype which is suitable for applications for property developers, managers of retail shopping malls and retail merchants. The agreement contemplates the development of enhancements to our present software products and the grant to Advanced Shopping Centre of a four-year exclusive license to these enhancements. For developing the enhancements we will receive fees of between $1.0 million and $1.5 million, payable in installments, based on a delivery schedule and acceptance testing. We received the initial payment of $150,000 on December 19, 1999.

     We distribute a monthly newsletter, which we deliver by e-mail. This newsletter describes developments in our program.

     We presently rely on third party marketing and advertising agencies to market our website and our other services both domestically and internationally. We use third parties to market our software and related products in the United Kingdom, Scandinavia, Spain, Germany, France, Korea, Brazil, Taiwan and Russia. Our international distributors have developed foreign language versions of our browser and have performed limited marketing activities. Our revenue from software sold through these distributors has not been significant.

     We have marketing arrangements with two companies, neither of which has generated significant revenue to date. In March 1997, we entered into an agreement with Scandinavia Online SA, the largest Internet service provider in Scandinavia, pursuant to which we gave Scandinavia Online a five-year exclusive distribution right to our browser in Scandinavia. Scandinavia Online has recently assigned distribution rights to Kilos AS, a Scandinavian-based company. Scandinavia Online is a holder of shares of our common stock.

     Our universe includes @mart, our virtual shopping mall. As of December 31, 1999, there were approximately 100 vendors offering products and services, which included books, compact disks, clothes, tickets and computer products. Approximately half of these vendors operate through affiliated merchant programs and we receive a small percentage of any revenue derived from sales made through our @mart link. The other vendors have no obligation to make any payment to us, and they do not pay a fee to us at this time. To date, our revenue from goods and services sold through @mart has not been significant, and we do not anticipate that this revenue will be significant. Pursuant to our agreement with Advanced Shopping Centre, we agreed that we will not directly operate any virtual mall except @mart.


Competition

     All aspects of the Internet market are new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost using commercially-available software. Our present competitors include nationally-known companies, including Microsoft, that have expertise in computer and Internet technology, and a number of other small companies, including those that serve specialty markets. Other major companies have the financial and technical ability to compete aggressively in the market for three-dimensional software products on the Internet. Many, if not all, of these companies have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

     In addition, other major software developers have the capability both to develop three-dimensional software products, to market their products through strong distribution channels and to package their software with other popular products. To the extent that a significant market develops for three-dimensional software, we anticipate that major software, computer and Internet companies will develop competitive products. All of these companies are better known than we are, and they have significantly greater resources. In addition, competitive products may be under development by major software, computer and Internet company of which we are unaware.

     We believe that the market for three-dimensional interactive Internet technologies is growing due to an increasing demand for interpersonal interaction among Internet users, along with an exploding interest in Internet-based applications generally. We also believe that the three-dimensional aspects of our environment is a departure from most Internet applications, which are two-dimensional and is a more aesthetically pleasing manner of using the Internet. We believe that Active Worlds' robust architecture, ease of use, speed, reliability and scalability have attracted and will continue to attract users worldwide.

     Companies, in addition to Microsoft, which offer three-dimensional Internet technology include Blaxxun (formerly Black Sun Interactive), OZ Interactive, Electric Communities (which merged with Onlive Technologies and The Palace) and Platinum Technology.

     Since the three-dimensional market is an emerging market, it is possible that business may standardize on a technology which is not compatible with our technology, and major software and hardware companies may have the market power to impose on the marketplace an incompatible technology, and we may not have access to that technology. If we cannot offer products that meet this standard, whether imposed by a government agency or resulting from commercial preferences, our business will suffer.

     We believe that, at present, we may have a competitive advantage over our competition in four fundamental areas:

   o We use world wide web standards for the three-dimensional components that make up our technology, and our technology permits the integration of standard Internet protocols.

   o We believe that our browser has smarter architecture and a more robust engine than our competitors. The software upgrades itself automatically upon entrance into the environment, making the upgrade process seamless.

   o Users can integrate a two-dimensional browser within our browser to provide a simultaneous two-dimensional and three-dimensional Internet experience.

   o Each environment is unique and multimedia enriched, offering the user an almost unlimited combination of audio, video and graphical content options.


Significant Customers


     During each of 1999 and 1998, only one client accounted for 5% or more of our revenue. In 1999, revenue from Phandom, Inc.com amounted to $60,000 for the development and construction of several worlds for them which amounted to approximately 10% of our revenue for that year. During 1998, our largest customer was The Tech Museum in San Jose, which purchased a special browser for $48,000, or 8.3% of revenue. In 1997, our largest customer was Philips Multimedia, which generated revenue of $250,000, or 59.6% of revenue, from a one-year license to use our source code and a uniserver and a noncommercial research license. We also assisted Philips Multimedia on its development of a website that provides an aerial view of Alpha World.


Intellectual Property

     All of our software was either developed by us or acquired from a third party. We do not have any patents on any of our software. We have obtained copyright registration for a version of our source code. We are developing and upgrading our software on an ongoing basis and we do not have registered copyrights for the most recent versions of our software. We rely upon confidentially agreements signed by our employees. We have applied to the United States Patent and Trademark Office for registration of Active Worlds and our AW design as trademarks and service marks.

     In March 1997, we purchased the Active Worlds software and AlphaWorld content, as it existed at that time, including all object code, source code and documentation, from Worlds, Inc. In connection with the purchase, we also received the right to modify the software. We subsequently performed substantial modifications to the acquired software. We hold a worldwide non-exclusive license from Worlds, Inc. to certain other software to the extent that such software is included in the Active Worlds and AlphaWorld software.


Government Regulations

     We believe that no government approval is necessary for our principal products or services and that there are no government regulations which currently have a material effect on our operations. As Internet commerce evolves, we expect that federal and state agencies may adopt legislation and regulations covering issues such as user privacy, pricing, defamation, taxation, content and quality of products and services and courts may interpret existing laws and regulations in a manner which affects the Internet and e-commerce. Although many of these regulations may not apply to our business directly, we expect the future legislation and regulation could expose companies involved in e-commerce and the sale of advertising over the Internet to liability which could limit the growth of Internet commerce generally. We could face exposure to liability resulting from allegations of defamation, breach of privacy or inappropriate usage of e-mail by visitors to our website. In addition, regulations which increase the cost of Internet access may have an effect on the use of the Internet.


Research and Development

     We spent approximately $381,000 on research and development in 1999, and approximately $190,000 and $451,000 in 1998 and 1997, respectively. The research and development expenses for 1997 included the $300,000 purchase price for the Active Worlds technology, as it existed at the time of purchase, and rights to related software. The balance of our research and development expenditures has been used to develop and enhance our technology. All of our research and development has been sponsored and paid for by us and was expensed as incurred.


Future Acquisition Strategies

     Following this offering, we may acquire other companies either for cash, notes, equity or combination. In addition, we may enter into joint ventures or other relationships, including joint marketing agreements, which we believe would further our growth. Although we anticipate that any acquisitions will be related to three-dimensional Internet technology, we may acquire companies in unrelated businesses. We may not generate net income from any future acquisition or agreement. We have not identified any particular business that we may acquire in the future, and we may not be able to make any acquisitions.


Prior Business of Vanguard Enterprises, Inc.

     We were incorporated and conducted our initial public offering under the name Vanguard Enterprises, Inc. Vanguard Enterprises was incorporated on September 5, 1995. Vanguard Enterprises was formed for the purpose of marketing a patented hair care product produced by a hair products company, 21st Century Hair Design, Inc. Vanguard Enterprises entered into one contract with 21st Century Hair Design. Based upon this contract, Vanguard Enterprises raised capital and used the funds to purchase cable TV airtime to broadcast infomercials featuring the product. Vanguard discontinued all business activities in 1996. From that time until January 1999, Vanguard Enterprises was not engaged in any business activities and had no material assets.


Employees

     As of December 31, 1999, we had ten full-time employees, including our two officers, and one part-time employee. None of our employees are represented by a labor union, and we believe that our employee relations are good.


Property

     We lease approximately 4,500 square feet of office space at 95 Parker Street, Newburyport, Massachusetts 01950, pursuant to a lease which expires on February 28, 2002. Our present monthly rent is $2,625, which is subject to standard escalation provisions. Our office facilities are adequate for our meet our current needs, and we believe that, if additional space is required, we will be able to obtain it on reasonable terms.


                                  MANAGEMENT


Directors and Executive Officers

     The following table names our directors and executive officers and their ages.




Name                                 Age                                  Position
-----                               -----                                 --------
Richard F. Noll ..................   34    President, chief executive officer and director
J.P. McCormick ...................   39    Chairman, chief financial officer, secretary, treasurer and director
Alexander M. Adelson(1) ..........   65    Director
Sean Deson(1) ....................   36    Director

------------
(1) Member of the Audit and Compensation Committees.

     Richard F. Noll, our founder, has been president, chief executive officer and a director of us and our predecessor, Circle of Fire Studios since its organization in January 1997. From August 1995 until December 1996, Mr. Noll operated the business of Circle of Fire Studios, Inc. as a sole proprietorship. For more than five years prior to August 1995 he was an independent artist and designer. Mr. Noll attended Massachusetts College of Art and majored in the Fine Arts.

     J.P. McCormick has been chairman of the board, chief financial officer and a director of us and Circle of Fire Studios, Inc. since May 1997. He has been our treasurer since May, 1997 and our secretary since July, 1997. From 1987 until May 1997 he was the president of Associated Corporate Services Ltd., a company which owned and operated two staffing franchises for Norrell Corp. Mr. McCormick is a graduate of Kent State University, Ohio.

     Alexander M. Adelson has been a director since November 1999. He has 36 years experience as an applied physicist and businessman specializing in technical marketing matters. Mr. Adelson is president, chief executive officer and vice chair of Antaeus Research, LLC, an information technology company dedicated to smart bridge management systems. Since 1974, he has led the Technology Resource Group of RTS Research Lab, Inc. Through RTS he helped conceive and develop the first portable bar code scanner. He also acted as program manager for twelve years with Symbol Technologies, Inc. Mr. Adelson also serves on and is the vice chairman of the board of directors of Base Ten Systems, Inc., a software technology development company focused on manufacturing execution and clinical supply systems and services for the pharmaceutical, chemicals and medical products industries.

     Sean Deson has been a director since December 1999. Mr. Deson recently became the managing partner of Deson & Co., a strategy development and investment firm focused on internet companies. Prior to that, Mr. Deson was a senior vice president in investment banking at Donaldson, Lufkin & Jenrette where he was a senior banker in its Internet focus group. Mr. Deson is also a director of Technology Flavors and Fragrances, Inc., a company which creates and manufactures flavors and fragrances for consumer products. Mr. Deson received his B.S. in computers and M.B.A. in finance, both from the University of Michigan.


     Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders. Officers serve at the will of the Board of Directors. Except as noted herein, there are currently no arrangements or understandings regarding the length of time each director is to serve in such a capacity. There is no immediate family relationship between or among any of the Directors or executive officers.


     We have granted the representatives of the underwriters the right, during the five-year period following the date of this prospectus, to designate one member to our board of directors or an advisor to the board. As of the date of this prospectus, the representatives have not designated any person.


Committees of the Board of Directors


     In January 2000, our board of directors created audit and compensation committees. All members of the audit and compensation committees are to be independent directors. Messrs. Adelson and Deson are the members of both committees.


     The audit committee will review the scope of our audit, recommend to the board the engagement of our independent auditors, review the financial statements with the independent auditors and management, review any issues relating to the independence of the independent auditors, review with the independent auditors and the board of directors any matters discussed in the management letter issued by the independent auditors, and review any transactions between us and any of our officers, directors or other related parties other than matters that are within the scope of the compensation committee.


     Our compensation committee will evaluate our compensation policies, approve executive compensation and executive employment contracts and administer our 1999 long-term incentive plan.


Executive Compensation


     The following table sets forth information regarding compensation earned by our president and chief executive officer, and our chief financial officer, from our inception in 1997 to the end of our last fiscal year which includes the period during which these individuals acted in these capacities for Circle of Fire Studios, Inc. Except as set forth below, in 1999, 1998 and 1997 none of our officers received compensation in excess of $100,000.


                          SUMMARY COMPENSATION TABLE

                                              Annual Compensation
                                -----------------------------------------------
                                                                    Long-Term
                                                                  Compensation
                                                                    (Awards,
                                                                  Options, SARs
Name and Principal Position      Year       Salary      Bonus       (Number)
-----------------------------   ------   -----------   -------   --------------
Richard F. Noll,                1999      $140,000       --           9,333
 president and chief            1998            --       --              --
 executive officer              1997            --       --              --

J.P. McCormick,                 1999      $140,000       --           9,333
 chief financial officer        1998            --       --              --
                                1997            --       --              --

     No stock options or other equity incentives were granted to either Richard Noll or J.P. McCormick in 1998 or 1997.

     During 1998, neither Mr. Noll nor Mr. McCormick received any compensation from us. However, for financial statement purposes, we accrued compensation at the rate of $50,000 for each of them in 1998. Since we have no obligation to pay them the amount accrued, the amount of the compensation was treated as additional paid-in capital. Messrs. Noll and McCormick have relinquished their rights to collect this compensation at a later date.

     In January 1999, we entered into three-year employment agreements with Messrs. Noll and McCormick, pursuant to which they received an annual salary of $57,000. These agreements were amended and restated in June 1999, at which time their annual salaries were increased to $140,000, retroactive to January 21, 1999. Pursuant to the agreements, in January 1999, we granted each of them an incentive stock option to purchase 9,333 shares of common stock at $.83 per share, which was 110% of the fair market value of the common stock on the date of grant. The fair market value was the price at which we sold common stock to non-affiliated parties in the January 1999 private placement. The employment agreements also provide that Messrs. Noll and McCormick will be eligible to participate in a bonus pool of not more than 10% of our income before income taxes in excess of $750,000. The amount of the bonus pool and the allocation of the bonus pool among our senior executive officers will be determined by our compensation committee. The agreements also provide Messrs. Noll and McCormick with a $4,200 annual automobile allowance.

     We pay an annual fee of $15,000 to Mr. Adelson and $24,000 to Mr. Deson for each year of service as a director. In addition, we granted Mr. Adelson options to purchase 100,000 shares of our common stock at $6.09 per share, and Mr. Deson options to purchase 146,666 shares of our common stock at $6.09 per share. Mr. Adelson's options vest annually in equal amounts over their five year term, beginning on the date he became a director, provided that he is a director on the vesting dates. Mr. Deson's options vest annually over their five year term in the amount of 66,666 options at the end of his first year of service as a director, followed by 20,000 options at the end of each of years two, three, four and five for so long as he is a director. Neither Mr. Adelson's nor Mr. Deson's options were granted pursuant to our 1999 long-term incentive plan.


Stock Plan

     In January 1999, we adopted our 1999 long-term incentive plan, pursuant to which we are authorized to grant options to purchase up to 666,666 shares of common stock to our key employees, officers, directors, consultants, and other agents and advisors. Awards under the Plan may be either nonqualified stock options or incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the plan.

     The plan is administered by a committee of our board of directors, which will determine who will receive awards, the number of awards to be granted and the specific terms of each grant, including vesting schedules, subject to the provisions of our plan. If a committee is not appointed, the board of directors performs the functions of the committee. Our compensation committee has been appointed to administer the plan.

     We cannot grant incentive stock options under the plan unless the exercise price is at least equal to the fair market value of our common stock on the date of grant. However, if the option holder owns more than 10% of our outstanding stock, the exercise price of any incentive stock option granted to him or her must be at least 110% of the fair market value on the date of grant.


     Through December 31, 1999 we have granted options under the plan to purchase an aggregate of 632,906 shares of common stock at exercise prices ranging from $.645 to $13.125 per share. These options include options to purchase 9,333 shares of common stock at $.83 per share, which we granted to each of Messrs. Richard F. Noll and J.P. McCormick pursuant to their employment agreements.

                          RELATED PARTY TRANSACTIONS

     In connection with the organization of Circle of Fire Studios in January 1997, Mr. Richard F. Noll, our president and chief executive officer, transferred his interest in the Circle of Fire Studios sole proprietorship to Circle of Fire Studios in exchange for shares of its common stock, which, as a result of the Circle of Fire Acquisition became 2,566,309 shares of our common stock. When Mr. Noll formed Circle of Fire Studios, he invested nominal capital in the business, and his capital account, at the time he transferred the Circle of Fire assets to us, was not substantial. His effective purchase price of his 2,566,309 shares of common stock is less than $.01 per share.

     In April 1997, when Mr. McCormick joined us, he was issued shares of Circle of Fire Studios' common stock for $5,000, in consideration of his lending certain amounts to us and his agreeing to become employed by us. In May 1997, Associated Corporate Services, Ltd., a corporation of which Mr. McCormick was then the president, purchased shares of Circle of Fire Studios for $50,000. As a result of the Circle of Fire acquisition, the shares purchased by Mr. McCormick became 2,489,479 shares of common stock and the shares purchased by Associated Corporate Services became 76,829 shares of common stock. Mr. McCormick's effective purchase price was a nominal amount, and his capital account, at the time he transferred the Circle of Fire assets to us, was not substantial. Associated Corporate Services' effective purchase price was $.645 per share. Messrs. Noll and McCormick have transferred a portion of their shares to family members and related parties.

     During 1997 and 1998, Mr. McCormick lent us approximately $110,000. This amount has been repaid in full with interest at 8% per annum. Mr. Noll received advances from us in 1998. As of December 31, 1999, $10,491 of these amounts were owed by Mr. Noll to us.

     We believe that the transactions described above between us and our officers, directors and principal stockholders were on terms at least as fair to us as had these transactions been concluded with unaffiliated parties. Since Mr. McCormick and Mr. Noll were our only directors until November 1999, none of the foregoing transactions were approved by any unaffiliated outside directors. We will not offer preferred stock to our officers, directors or principal stockholders except upon the same terms as it is offered to all other existing stockholders or to new stockholders, unless the issuance is approved by the audit committee, who will have access, at our expense, to independent legal counsel. All future related party transactions, including any loans or advances, will be for bona fide business purposes and approved by a majority of our board which will include unaffiliated directors or by our audit committee who do not have an interest in the transactions and who will have access, at our expense, to independent legal counsel.


                            1999 PRIVATE PLACEMENTS

     In January 1999, we sold 1,333,333 shares of common stock for $.75 per share to unaffiliated investors, from which we received net proceeds of $940,000. The proceeds from this sale were used for working capital and other corporate purposes, including payments due in connection with the settlement of litigation.

     In June 1999, we sold nine private placement units at $100,000 per unit to four accredited investors, from which we received net proceeds of approximately $780,000. Each private placement unit consisted of 11,733 shares of our common stock and a Series A redeemable common stock purchase warrant to purchase 13,333 shares of common stock at $8.55 per share. The effective price per share of common stock purchased by these investors was $8.52, assuming no value is allocated to the warrants. The warrants also provides the holders with cashless exercise rights, which is the right to convert the warrant into the number of shares of common stock having a value equal to the amount by which the excess of the market value of the common stock at the time the warrants are exercised exceeds the exercise price per share. We used the proceeds from this sale for working capital and other corporate purposes, including expenses relating to this offering. In connection with this private placement, we engaged HD Brous & Co., Inc., one of the representatives of the underwriters, as exclusive placement agent. We paid HD Brous a fee of $90,000 and a non-accountable expense allowance of $27,000. We also issued HD Brous a warrant to purchase one placement agent's unit for $90,000. A placement agent's unit consists of 10,560 shares of our common stock and a Series A common stock purchase warrant to purchase 12,000 shares of our common stock at $8.55. HD Brous gave this warrant back to us in April, 2000.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of December 31, 1999, as to the beneficial ownership of each director, each officer named in the Summary Compensation Table and each person known by us to own at least 5% of the outstanding shares of our common stock.




                                                                                  Percentage of Shares
                                                 Amount and Nature of     -------------------------------------
Name and Address of Beneficial Owner(1)        Beneficial Ownership(2)     Prior to Offering     After Offering
-------------------------------------------   -------------------------   -------------------   ---------------
Richard F. Noll(3) ........................           2,538,650           34.6%                 29.5%
J.P. McCormick(4) .........................           2,489,479           33.9%                 28.9%
Alexander M. Adelson (5) ..................              20,000              *                     * %
Sean Deson(6) .............................                   0             --                    --
All officers and directors as a group (four
 persons)(3),(4) and (5) ..................           5,048,129           68.7%                 58.4%

------------
 * Less than 1%.

(1) The address of each person named is 95 Parker Street, Newburyport, MA
    01950.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options or warrants are deemed to be currently exercisable if they are convertible or exercisable within 60 days of the date as to which information is provided. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(3) Shares beneficially owned by Mr. Noll include (a) 16,351 shares of common stock owned by Mr. Noll's wife, as to which Mr. Noll disclaims beneficial interest, and (b) 9,333 shares of common stock issuable upon exercise of outstanding options held by Mr. Noll.

(4) Shares beneficially owned by Mr. McCormick includes 9,333 shares of common stock issuable upon exercise of outstanding options held by Mr. McCormick.

(5) The shares owned by Mr. Adelson represent shares of common stock issuable upon exercise of options held by him.


                           DESCRIPTION OF SECURITIES


Capital Stock

     We are authorized to issue 500,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of common stock, par value $.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and share in dividends which the board of directors, in its discretion, may declare from funds legally available. In the event of liquidation, each outstanding share of common stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferences due to holders of preferred stock. At February 29, 2000, there were 7,342,762 shares of common stock outstanding.

     Stockholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or of any of our other securities, and there are no redemption or sinking fund provisions with regard to the common stock. All outstanding shares of common stock are, and those issuable as part of the units or upon exercise of the warrants will be, when issued as provided in this prospectus, validly issued, fully paid, and nonassessable. Stockholders do not have cumulative voting rights.

     Our board of directors is authorized to issue, from time to time and without further stockholder action, up to 500,000 shares of preferred stock in one or more distinct series. The board of directors is authorized to fix the following rights and preferences, among others, for each series:

    o The rate of dividends and whether these dividends shall be cumulative.

   o The price at and the terms and conditions on which shares may be redeemed.

   o The amount payable upon shares in the event of voluntary or involuntary liquidation.

   o Whether or not a sinking fund shall be provided for the redemption or purchase of shares.

   o The terms and conditions on which shares may be converted.

   o Whether, and in what proportion to any other series or class, a series shall have voting rights other than required by law, and, if voting rights are granted, the number of voting rights per share.

     We have no plans, agreements or understandings with respect to the designation of any series or the issuance of any shares of preferred stock. We have agreed with the underwriters that we will not create any series of preferred stock or issue any shares of preferred stock without the consent of the underwriters for two years from the date of this prospectus.

Units

     Each unit consists of one share of common stock and one Series B redeemable common stock purchase warrant. The common stock and warrants comprising the units are separately transferable immediately upon issuance.

Series B Redeemable Common Stock Purchase Warrants

     Unless previously redeemed by us, you may, upon payment of the exercise price of $4.675 per share, purchase one share of common stock during the period commencing one year from the date of this prospectus, or earlier at the election of the representative, and ending five years from the date of this prospectus. You may only exercise the warrants if a current prospectus under the Securities Act relating to the shares of common stock issuable upon exercise of the warrants is then in effect, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state in which you reside.

     Commencing one year from the date of this prospectus, or earlier with the consent of the underwriter, the warrants are subject to redemption by the Company, at a price of $.10 per warrant, (i) if the underlying common stock is listed on the Nasdaq System or the American or New York Stock Exchange, (ii) if at such time there is a current and effective registration statement covering the warrants and the shares of common stock issuable upon the exercise of the warrants and (iii) if the closing price per share of common stock is at least 150% of the exercise price for at least 20 consecutive trading days ending not earlier than three days prior to the date on which the warrants are called for redemption. The warrants may not be called for redemption prior to the date the warrants become exercisable. If we exercise our right to redeem the warrants, you will automatically forfeit your right to exercise your warrants unless you exercise the warrants before the close of business on the business day immediately prior to the date set for redemption. If we redeem the warrants, we must redeem all of the outstanding warrants.


     In order for us to redeem the warrants, we must give you notice of redemption by first class mail, postage prepaid, within five business days, or such later date which the underwriters may consent, after the warrants are called for redemption, but no earlier than 60 and no later than the 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the warrant certificates shall be delivered and the redemption price paid. The notice shall also advise you that your right to exercise the warrants shall terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption.


     The warrants may be exercised upon surrender of the warrant certificate(s) on or prior to 5:00 p.m., New York City time, on the expiration date of the warrants or, if the warrants are called for redemption, the day prior to the redemption date at the offices of the Company's warrant agent with the form of an Election to Purchase on the reverse side of the certificate(s) filled out and executed as indicated, accompanied by payment of the full exercise price for the number of shares of common stock for which the warrants are being exercised.

     The warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price, and the number of shares in certain specified events, such as stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other similar events.

     We are not required to issue fractional shares of common stock. We will pay cash in lieu of fractional shares, based upon the current market value of such fractional shares at the date of exercise. A holder of warrants will not possess any rights as a stockholder unless and until he or she exercises the warrants.

     In the event of any merger, consolidation, sale or lease of substantially all of our assets or reorganization whereby we are not the surviving corporation, we may provide in the agreement relating to the transaction that each warrant shall be converted into such securities of the surviving or acquiring corporation or other entity as has a value equal to the value of the warrants, which shall not exceed the amount by which the consideration to be received per share of common stock exceeds the exercise price of the warrant. The value of the warrants and securities being issued in exchange therefor are to be determined by our board of directors. In the event that, in such a transaction, the value of the consideration to be received per share of common stock is not greater than the exercise price of the warrants, the warrants shall terminate and no consideration will be paid with respect to the warrants.


     Although the warrants have a fixed exercise price and a formula for adjustments in certain events and have a fixed expiration date, it is possible that in the future we may wish to reduce the exercise price or extend the exercise period of the warrants. We have no plans to reduce such price or extend the exercise period of the warrants. Any such change would be effected pursuant to a post-effective amendment to the registration statement of which this prospectus is a part or a new registration statement, and no warrants with amended terms may be exercised unless and until such post-effective amendment or new registration statement has been declared effective by the SEC.

     The warrants are issued pursuant to a warrant agreement between us and Interwest Transfer Company, as warrant agent.


Other Options and Warrants

     In connection with the June 1999 private placement of private placement units, we issued series A redeemable common stock purchase warrants to purchase 120,000 shares of common stock at an exercise price of $8.55 per share. These warrants are exercisable until June 30, 2004 and give the holders certain cashless exercise rights. These rights give the holders the ability to receive from us the number of shares of common stock that equals the appreciation in the value of the warrant with no cash payment by the holder. We have the right to redeem the warrants commencing in June 2001 if the price of our common stock is $12.83 per share, subject to adjustment, and the shares of common stock issuable upon exercise of the warrants are registered with the SEC.

     In connection with this private placement, we issued to HD Brous, one of the underwriters, in its capacity as exclusive placement agent, a warrant entitling the holder to purchase, for $90,000, a placement agent's unit consisting of 10,560 shares of common stock and a series A redeemable common stock purchase warrant to purchase 12,000 shares of our common stock. The warrant issued to the underwriter was given back to us in April 2000.


     We also have outstanding a warrant to purchase 166,667 shares of common stock at $8.55, which has cashless exercise rights, and an option to purchase 166,667 shares of common stock at $5.70, which does not have cashless exercise rights.


     We granted to our director Alexander M. Adelson options to purchase 100,000 shares of our common stock at $6.09 per share, and to our director Sean Deson options to purchase 146,666 shares of our common stock at $6.09 per share. Mr. Adelson's options vest annually in equal amounts over their five year term, beginning on the date he became a director, provided that he is a director on the vesting dates. Mr. Deson's options vest annually over their five year term in the amount of 66,666 options at the end of his first year of service as a director, followed by 20,000 options at the end of each of years two, three, four and five for so long as he is a director.

Dividend Policy


     We presently intend to retain future earnings, if any, in order to provide funds for use in the operation and expansion of our business and accordingly we do not anticipate paying cash dividends on our common stock in the foreseeable future.


Shares Eligible for Future Sale


     After this offering, there will be 8,602,762 shares of common stock outstanding, of which 5,550,064 shares are restricted securities and are not eligible for sale. The restricted securities will become eligible for sale as follows:




Number of Shares     Date Shares May be Sold
------------------   ------------------------------------------------------------------------------------------
       537,092       Ninety days from the date of this prospectus
     5,011,778       Six months from the date of this prospectus, subject to the Rule 144 limitation and
                     January 2001 without limitation. These shares are subject to a lock-up agreement with the underwriters, who may give their consent to a sale commencing on January 2000, subject to the Rule 144 limitations.
         1,253       April 2000

     Rule 144 permits the sale of restricted securities, subject to the Rule 144 volume limitations, one year after the date of issuance or the date the share are acquired from one of our affiliates. Pursuant to the Rule 144 volume limitations, a holder of restricted securities held for one year may sell in any three-month period the greater of 1% of the outstanding common stock or the average weekly trading volume. A person who is not an affiliate of the Company and who has held restricted securities for two years may sell such securities without regard to the Rule 144 volume limitations. Our officers, directors and 5% stockholders have agreed not to publicly sell their shares during the six-month period starting with the date of this prospectus, without the prior consent of the underwriters.


     We cannot predict the effect, if any, that the issuance of shares of common stock upon exercise of options or warrants or the registration of such shares will have on the market for and market price of the common stock.


Section 203 of the Delaware General Corporation Law


     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides that, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an interested stockholder for a period of three years from the date that such person became an interested stockholder unless the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding certain employee stock ownership plans) or on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.


     These provisions could have the effect of delaying, deferring or preventing a change of control. Our stockholders, by adopting an amendment to our certificate of incorporation or bylaws, may elect not to be governed by
Section 203, effective twelve months after adoption. Neither our certificate of incorporation nor our bylaws currently excludes us from the restrictions imposed by Section 203.

Transfer Agent and Warrant Agent

     The transfer agent for the common stock and the warrant agent for the warrants is Interwest Transfer Company, P.O. Box 17136, Salt Lake City, Utah 84117.


                                 UNDERWRITING

     Our underwriters, for whom HD Brous & Co., Inc., Solid ISG Capital Markets, LLC and First Colonial Securities Group, Inc. are acting as the representatives, have agreed, severally, on the terms and subject to the conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to the underwriters, 1,260,000 units as follows:


   HD Brous & Co., Inc. ..........................   555,000 units
   Solid ISG Capital Markets, LLC ................   555,000 units
   First Colonial Securities Group, Inc. .........   150,000 units


     The underwriters are committed severally to purchase and pay for all of the shares on a "firm commitment" basis if they purchase any shares.

     The underwriters have advised us that they propose to offer the units to the public at the initial public offering prices set forth on the cover page of this prospectus. The underwriters may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc., concessions not exceeding $.2125 per unit. After the offering, the offering price and the concession may be changed.

     We have granted an option to the underwriters, exercisable during the 45-day period from the date of this prospectus, to purchase up to a maximum of 189,000 additional units at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering over-allotments of the units.

     We have agreed to pay to the underwriters a non-accountable expense allowance of 3% of the aggregate public offering price of all units sold, including any units sold pursuant to the underwriters' over-allotment option. We have paid the underwriters $25,000 to date.

     The underwriting agreement also provides for us to pay an underwriter a fee in the event that the underwriter introduces us to a party which enters into a business combination or other business transaction with us.

     All of our officers, directors and 5% stockholders have agreed not to sell (including any short sale or sale against the box) publicly or otherwise transfer, subject to certain exceptions for transfers to related parties, any of their securities during the six month period commencing with the date of this prospectus, without the written consent of the underwriter. A sale against the box is similar to a short sale, except that the seller owns the shares but delivers borrowed shares to effect the sale. We have also agreed that, during the six-month period commencing with the date of this prospectus, we will not, without the consent of the underwriters, publicly sell or register any securities pursuant to the Securities Act without the consent of the underwriter, except that such restrictions do not apply to our registration of stock issuable pursuant to our present stock option plans on a Form S-8 registration statement. We have also agreed with the underwriters that we will not create any series of preferred stock or issue any shares of preferred stock without the consent of the underwriters for two years from the date of this prospectus.

     The underwriting agreement provides for reciprocal indemnification between us and the underwriters against certain liabilities in connection with the registration statement, including liabilities under the Securities Act.

     In connection with this offering, we have agreed to sell to the underwriters, for nominal consideration, a unit purchase option to purchase from us up to 126,000 units at an exercise price equal to 165% of the offering price of the units being sold in this offering. The units to be issued upon the exercise of this unit purchase option are identical to the units being sold pursuant to this prospectus. The warrants issuable upon exercise of these units are identical to the warrants included in the units we are selling in this offering. The underwriters' unit purchase option is exercisable for a five year period commencing on the date of this prospectus, except that during the one-year period commencing on the date of this prospectus, neither the unit purchase option nor any securities issuable upon exercise of the unit purchase option may be sold, transferred, assigned or hypothecated, except to the officers or members of the underwriters or to other underwriters and selling group members or officers, partners or members thereof, all of which shall be bound by such restrictions. The unit purchase option provides the holders with cashless exercise rights which enable them to receive any appreciation in the value of the units without making a cash investment. The holders of the unit purchase options have no voting, dividend or other rights as our stockholders with respect to securities issuable upon exercise of the unit purchase options until the unit purchase options or the underlying warrants, as the case may be, are exercised. The holders of the unit purchase options have been given the opportunity to profit from a rise in the market for our securities at a nominal cost, with a resulting dilution in the interests of stockholders. The holders of the unit purchase options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain equity capital, if then needed, by a new equity offering on terms more favorable to us than those provided by the unit purchase options. Such facts may adversely affect the terms on which the company could obtain additional financing. Any profit received by the underwriters on the sale of the unit purchase options or the securities issuable upon exercise of the unit purchase options may be deemed additional underwriting compensation.

     We have agreed during the five-year period following the date of this prospectus to, on up to two occasions, register the unit purchase option or the units issuable upon the exercise of the unit purchase option upon the request of the underwriters. We are required to file the first such registration statement at our expense. We have agreed to cooperate with the holders of the unit purchase options in filing a second registration at the expense of the holders of the unit purchase options or underlying securities.

     In addition, for seven years following the date of this prospectus, we are required to give advance notice to the holders of the unit purchase option or underlying securities of our intention to file a registration statement (except a registration statement filed on Form S-4 or S-8), and in such case, the holder of the purchase option and underlying securities shall have the right to require us to include the underlying securities in such registration statement at our expense.

     In June 1999, we engaged HD Brous, one of the underwriters, to serve as the exclusive placement agent for the sale of nine private placement units at $100,000 per unit. Each private placement unit consisted of 11,733 shares of our common stock and a Series A common stock purchase warrants to purchase 13,333 shares of common stock at $8.55 per share. We paid HD Brous a fee of $90,000 and a non-accountable expense allowance of $27,000.

     The underwriting agreement provides that, during the five-year period following the date of this prospectus, the representatives will have the right to designate one member to our board of directors or an advisor to the board. The representatives have not designated such person and they do not expect to exercise this right in the near future.

     The underwriting agreement also requires us to maintain $1,000,000 of key man life insurance on the lives of Messrs. Richard F. Noll and J.P. McCormick during their respective terms of employment with us.

     Prior to this offering, there has been no public market for the units or warrants.

     The representatives have informed us that sales to any account over which the underwriter exercises discretionary authority will not exceed 1% of this offering.

                                 LEGAL MATTERS

     The legality of the units offered by this prospectus will be passed upon for us by Peabody & Arnold LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriter by Esanu Katsky Korins & Siger, LLP, New York, New York.

                                    EXPERTS

     Our consolidated financial statements at December 31, 1999 and December 31, 1998 appearing in this prospectus have been audited by Pannell Kerr Forster PC, independent auditors, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     We will file annual, quarterly, and other reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a website that contains all information filed by us. The address of the SEC website is www.sec.gov.

     This prospectus constitutes a part of a registration statement on Form SB-2 filed by us with the SEC under the Securities Act with respect to the units offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. Please refer to the registration statement and to the exhibits in the registration statement for further information with respect to us and the units offered in this prospectus. Copies of the registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provision of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.


                            REPORTS TO STOCKHOLDERS

     We intend to distribute to our stockholders annual reports containing audited financial statements, and we will make available to our stockholders such other information as we deem appropriate.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                            ACTIVEWORLDS.COM, INC.


                       Consolidated Financial Statements
                   at December 31, 1999 and for years ended
                          December 31, 1999 and 1998


                         INDEX TO FINANCIAL STATEMENTS




                                                                                       Page
                                                                                    ----------
Independent Auditors' Report ......................................................   F-2
Consolidated Financial Statements
 Consolidated Balance Sheet - December 31, 1999 ...................................   F-3
 Consolidated Statement of Operations for Years Ended December 31, 1999 and 1998...   F-4
 Consolidated Statement of Changes in Stockholders' Equity (Deficiency) for Years
   Ended December 31, 1999 and 1998 ...............................................   F-5
 Consolidated Statement of Cash Flows for Years Ended December 31, 1999 and 1998      F-6
 Notes to Consolidated Financial Statements .......................................   F-7 to 15


                         Independent Auditors' Report

To the Stockholders
Activeworlds.com, Inc.

We have audited the accompanying consolidated balance sheet of Activeworlds.com, Inc., as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the two years in the period then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Activeworlds.com, Inc. at December 31, 1999, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered substantial cumulative consolidated net losses and has net capital at December 31, 1999 in an amount less than its net loss for 1999. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                  /s/ Pannell Kerr Forster, P.C.
                                                  ------------------------------
Boston, MA
February 8, 2000, except for note 16 as
 to which the date is April 25, 2000

                            ACTIVEWORLDS.COM, INC.


                          Consolidated Balance Sheet
                               December 31, 1999



                                     Assets
Current assets
 Cash ..........................................................................    $    481,408
 Accounts receivable, trade - net of allowance for doubtful accounts of $20,000           22,519
 Prepaid expenses ..............................................................          44,832
 Advances to officer/stockholder/employees .....................................          12,491
                                                                                    ------------
   Total current assets ........................................................         561,250
                                                                                    ------------
Property and equipment
 Leasehold improvements ........................................................          27,334
 Equipment and fixtures ........................................................         107,284
                                                                                    ------------
                                                                                         134,618
 Less: accumulated depreciation ................................................          35,475
                                                                                    ------------
   Property and equipment, net .................................................          99,143
                                                                                    ------------
Other assets
 Deferred offering costs .......................................................         238,599
                                                                                    ------------
   Total assets ................................................................    $    898,992
                                                                                    ------------

                                       Liabilities and Stockholders' Equity
Current liabilities
 Current portion - capital lease ...............................................    $      9,537
 Accounts payable ..............................................................         163,821
 Accrued liabilities ...........................................................          32,075
 Deferred revenue ..............................................................         273,895
                                                                                    ------------
   Total current liabilities ...................................................         479,328
Capital lease, net of current portion ..........................................          11,890
                                                                                    ------------
Commitments and contingencies
   Total liabilities ...........................................................         491,218
                                                                                    ------------
Stockholders' equity
Preferred stock, $.001 par value, 500,000 shares authorized, no shares issued
 or outstanding ................................................................              --
Common stock, $.001 par value, 50,000,000 shares authorized, 7,342,762
 shares issued and outstanding .................................................           7,343
Additional paid-in capital .....................................................       2,237,419
Note receivable for shares issued ..............................................          (6,500)
Accumulated deficit ............................................................      (1,830,488)
                                                                                    ------------
   Total stockholders' equity ..................................................         407,774
                                                                                    ------------
   Total liabilities and stockholders' equity ..................................    $    898,992
                                                                                    ------------


                 See notes to consolidated financial statements

                            ACTIVEWORLDS.COM, INC.

                     Consolidated Statement of Operations



                                                                                  Year Ended December 31
                                                                             --------------------------------
                                                                                    1999             1998
                                                                             -----------------   ------------
Revenues .................................................................     $     598,993      $ 576,163
                                                                               -------------      ---------
Operating expenses
   Selling, general and administrative expenses ..........................         1,288,089        455,710
   Research and development expenses .....................................           381,193        189,986
                                                                               -------------      ---------
      Total operating expenses ...........................................         1,669,282        645,696
                                                                               -------------      ---------
   (Loss) from operations ................................................        (1,070,289)       (69,533)
Interest income ..........................................................            24,470             --
                                                                               -------------      ---------
   (Loss) before (provision for) benefit from income taxes and
    extraordinary item ...................................................        (1,045,819)       (69,533)
(Provision for) benefit from income taxes ................................                --             --
                                                                               -------------      ---------
   (Loss) before extraordinary item ......................................        (1,045,819)       (69,533)
Extraordinary item
   Gain on extinguishment of debt related to litigation settlement, net of
    tax effect of $-0- ...................................................                --        109,807
                                                                               -------------      ---------
      Net income (loss) ..................................................     $  (1,045,819)     $  40,274
                                                                               -------------      ---------
Earnings per share of common stock -- basic
   (Loss) before extraordinary item ......................................     $       (.145)     $   (.013)
   Extraordinary item ....................................................                --           .020
                                                                               -------------      ---------
   Net income (loss) .....................................................     $       (.145)     $    .007
                                                                               -------------      ---------
Earnings per share of common stock - assuming dilution
   (Loss) before extraordinary item ......................................                        $   (.013)
   Extraordinary item ....................................................                             .020
                                                                                                  ---------
   Net income ............................................................                        $    .007
                                                                                                  ---------


                 See notes to consolidated financial statements

                            ACTIVEWORLDS.COM, INC.

    Consolidated Statement of Changes in Stockholders' Equity (Deficiency)
                    Years Ended December 31, 1999 and 1998



                                                 Preferred Stock          Common Stock
                                                ------------------  ------------------------
                                                 Shares    Amount      Shares       Amount
                                                --------  --------  ------------  ----------
Balances at January 1, 1998, as restated .....      --     $   --    5,433,211     $ 5,433
Issuance of common stock in connection
 with acquisition of net assets of
 Vanguard (note 1) ...........................                         333,333         333
Stockholder/employee contributions ...........
Contract service provider contribution .......
Issuance of stock options for compensation
 and services ................................
Net income for year ..........................
                                                  ----     ------    ---------     -------
Balances at December 31, 1998 ................      --         --    5,766,544       5,766
Private placements of common stock, net
 of issuance costs ...........................                       1,438,933       1,439
Issuance of common stock for goods and
 services ....................................                         137,285         138
Issuance of stock options and warrants for
 services ....................................
Net (loss) for year ..........................
                                                  ----     ------    ---------     -------
  Balances at December 31, 1999 ..............      --     $   --    7,342,762     $ 7,343
                                                  ----     ------    ---------     -------


                                                                                   Note           Total
                                                 Additional                     Receivable    Stockholders'
                                                   Paid-In      Accumulated     for Shares        Equity
                                                   Capital        Deficit         Issued       (Deficiency)
                                                ------------  ---------------  ------------  ---------------
Balances at January 1, 1998, as restated .....   $  218,482    $   (824,943)     $ (6,500)    $    (607,528)
Issuance of common stock in connection
 with acquisition of net assets of
 Vanguard (note 1) ...........................        1,150                                           1,483
Stockholder/employee contributions ...........      136,000                                         136,000
Contract service provider contribution .......       32,575                                          32,575
Issuance of stock options for compensation
 and services ................................        3,250                                           3,250
Net income for year ..........................                       40,274                          40,274
                                                 ----------    ------------      --------     -------------
Balances at December 31, 1998 ................      391,457        (784,669)       (6,500)         (393,946)
Private placements of common stock, net
 of issuance costs ...........................    1,511,538                                       1,512,977
Issuance of common stock for goods and
 services ....................................      132,362                                         132,500
Issuance of stock options and warrants for
 services ....................................      202,062                                         202,062
Net (loss) for year ..........................                   (1,045,819)                     (1,045,819)
                                                 ----------    ------------      --------     -------------
  Balances at December 31, 1999 ..............   $2,237,419    $ (1,830,488)     $ (6,500)    $     407,774
                                                 ----------    ------------      --------     -------------


                 See notes to consolidated financial statements

                            ACTIVEWORLDS.COM, INC.

                     Consolidated Statement of Cash Flows



                                                                                    Year Ended December 31
                                                                               ---------------------------------
                                                                                      1999              1998
                                                                               -----------------   -------------
Operating activities .......................................................
   Net income (loss) .......................................................     $  (1,045,819)     $   40,274
   Adjustment to reconcile net income (loss) to net cash provided (used)
    by operating activities
      Depreciation and amortization ........................................            29,429           7,526
      Abandoned improvements ...............................................                --           9,661
      Common stock issued for goods and services ...........................           132,500              --
      Options issued for compensation and services .........................           202,062           3,250
      Services provided in lieu of payment on an account receivable ........             8,000              --
      Officers'/employee's compensation waived and contributed to
       additional paid-in capital ..........................................                --         136,000
      Contract service provider payment waived and contributed to
       additional paid in capital ..........................................                --          32,575
      Gain on extinguishment of debt related to litigation settlement ......                --        (109,807)
      Cash received in acquisition of Vanguard .............................                --             477
      Changes in operating assets and liabilities which provided (used)
       cash
         Accounts receivable ...............................................           (21,317)        (23,662)
         Prepaid expenses ..................................................           (44,832)             --
         Advances to officer/stockholder/employees .........................            (2,000)        (10,491)
         Accounts payable ..................................................           103,621         (37,136)
         Accrued liabilities ...............................................          (263,413)         20,492
         Deferred revenue ..................................................          (129,555)         19,940
         Customer deposit ..................................................            (5,000)          5,000
                                                                                 -------------      ----------
            Net cash provided (used) by operating activities ...............          (734,580)         94,099
                                                                                 -------------      ----------
Investing activities
   Purchases of equipment and leasehold improvements .......................           (82,496)         (6,213)
                                                                                 -------------      ----------
            Net cash (used) by investing activities ........................           (82,496)         (6,213)
                                                                                 -------------      ----------
Financing activities
   Payments on capital lease obligation ....................................            (7,661)             --
   Net proceeds from sale of stock .........................................         1,512,977              --
   Payments on 8% note payable to officer/stockholder ......................           (54,753)        (20,100)
   Deferred offering costs .................................................          (238,599)             --
                                                                                 -------------      ----------
            Net cash provided (used) by financing activities ...............         1,211,964         (20,100)
                                                                                 -------------      ----------
Net increase in cash .......................................................           394,888          67,786
Cash at beginning of year ..................................................            86,520          18,734
                                                                                 -------------      ----------
            Cash at end of year ............................................     $     481,408      $   86,520
                                                                                 -------------      ----------
Supplemental disclosure information
   Cash paid for interest during the year ..................................     $       1,708      $    6,075
                                                                                 -------------      ----------
   Cash paid for income taxes during the year ..............................     $          --      $       --
                                                                                 -------------      ----------
Supplemental schedule of noncash investing activities
   Equipment purchased under capital lease .................................     $      29,088      $       --
                                                                                 -------------      ----------
   Noncash assets acquired in acquisition of Vanguard ......................     $          --      $    1,006
                                                                                 -------------      ----------


                 See notes to consolidated financial statements

                             ACTIVEWORLDS.COM, INC.

                  Notes to Consolidated Financial Statements


Note 1 -- Organization and basis of presentation

     On January 22, 1999, Activeworlds.com, Inc., a publicly traded Delaware corporation then known as Vanguard Enterprises, Inc. ("Company"), acquired all of the issued and outstanding common stock of Circle of Fire Studios, Inc., a Nevada corporation ("Circle of Fire"), in exchange for 5,433,211 shares of its common stock (the "1999 Acquisition") pursuant to an Agreement and Plan of Reorganization with Circle of Fire. As part of the 1999 Acquisition, outstanding options to acquire common stock of Circle of Fire were exchanged for options to purchase 322,682 shares of the Company's common stock. (See note 7.) At the time of the 1999 Acquisition, Vanguard had no significant operations.

     Circle of Fire is accounted for as the acquiring party and the surviving accounting entity because the former stockholders of Circle of Fire received approximately 94% of the voting rights in the combined corporation. The shares issued by Vanguard pursuant to the 1999 Acquisition have been accounted for as if those shares had been issued upon the organization of Circle of Fire. The outstanding capital stock of Vanguard immediately prior to the 1999 Acquisition, has been accounted for as shares issued by Circle of Fire to acquire the net assets of Vanguard as of December 31, 1998.

     Because Circle of Fire is the accounting survivor, the consolidated financial statements presented for all periods are those of Circle of Fire. All intercompany accounts and transactions have been eliminated in consolidation.

     The 1999 Acquisition is being accounted for as if it had taken place on December 31, 1998. The consolidated financial statements for the year ended December 31, 1998 reflect the consolidated results of operations and cash flows of Vanguard and Circle of Fire for the year ended December 31, 1998. The consolidated financial statements are presented as those of Activeworlds.com, Inc.

     Immediately prior to the 1999 Acquisition, Vanguard effected a one-for-two reverse split in its outstanding common stock, with no change in the par value per share. In connection with the 1999 Acquisition, Vanguard also issued 133,333 shares of common stock to a financial advisor and sold 1,333,333 shares of common stock at $.75 per share in private placement.

     All share and per share information in the consolidated financial statements reflect (a) the consummation of the 1999 Acquisition whereby shares and options issued by Circle of Fire were exchanged for shares of the Company's common stock and options to purchase shares of the Company's common stock, (b) the one-for-two reverse split, and (c) the two-for-three reverse stock split which became effective on April 10, 2000 (see unaudited note 16).

     Unless the context indicates otherwise, references in the consolidated financial statements to the "Company" includes the operations of Circle of Fire prior to the date of the 1999 Acquisition. References to "Vanguard" relate to the operations of Vanguard Enterprises, Inc. prior to the date of the 1999 Acquisition.

     The outstanding Circle of Fire common stock at the time of the 1999 Acquisition was held principally by officers.

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate that the Company will continue as a going concern. However, the Company has suffered substantial cumulative consolidated net losses and has net capital at December 31, 1999 in an amount less than its net loss for 1999.

     In view of these matters, realization of a major portion of the assets in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company's ability to meet its financial requirements and the success of its future operations. The Company has filed a registration statement with the Securities and Exchange Commission with respect to a public offering of its securities. If the offering is successful, the costs associated with the registration (including $238,599 of deferred offering costs reflected on the consolidated balance sheet as of December 31, 1999) will

                            ACTIVEWORLDS.COM, INC.

be charged against the additional paid-in capital provided by the sale. If the offering is not successful, the associated costs will be charged to expense in the period the offering is terminated. The Company's continued existence is dependent upon the receipt of sufficient proceeds from a public offering, a private placement or other financing.


Note 2 -- Summary of significant accounting policies

     A. Nature of operations

     Circle of Fire commenced operations on January 17, 1997. The Company provides computer software products and on-line services that permit users to enter, move about and interact with others in computer-generated, three-dimensional virtual environment using the Internet.

     B. Depreciation and amortization

     Equipment and fixtures are depreciated using accelerated methods and estimated lives of five years. Leasehold improvements are depreciated over six years, the period of the lease. Depreciation and amortization expense of property and equipment totaled $25,488 and $6,623 for 1999 and 1998, respectively.

     Organization costs were being amortized over five years on a straight-line basis. In accordance with American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, $3,941, the remaining balance as of January 1, 1999, was expensed in 1999. Because of the immaterial amount, it was included in selling, general and administrative expenses rather than being reported as the cumulative effect of a change in accounting principle. Amortization expense for 1998 was $903.

     C. Income taxes

     The Company reports income for tax purposes on the cash basis. Deferred taxes result from temporary differences and net operating loss carryforward. An allowance for the full amount of the gross deferred tax asset has been established due to the uncertainty of utilizing the deferred tax asset in the future.

     D. Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     E. Revenues

     Membership revenue and revenue from licensing the Company's worlds are recognized ratably over the periods the memberships are in effect and the licensing periods for the worlds. Advances on royalties from licensing agreements are recognized over the period the royalties are earned. Revenue from licensing the Company's uniservers and galaxservers is recognized when the license is granted and the Company has performed all of its obligations under the license agreement. Revenue from technical services is recognized when the services are performed. Revenue from long-term contracts is recognized as the phases are accepted by the customer.

     F. Significant customers

     During 1999 and 1998, revenue from one customer amounted to approximately 10.0% and 8.3%, respectively. The customer was not the same in the two years.

                            ACTIVEWORLDS.COM, INC.

     G. Selling, general and administrative expenses


     Selling, general and administrative expenses for 1998 include the value of services rendered by the Company's chief executive officer and chief financial officer, who received no compensation during the year, and a key employee who received stock options during such period in lieu of compensation. (See note 7.) The value of the services is also reflected as additional paid-in capital. The value of services by the chief executive and financial officers was $100,000 in the aggregate for 1998. The value of the services by the employee, which is equal to the value of the options granted to the employee, was $36,000 for 1998. Both officers and the employee received compensation for their services in 1999.


     Selling, general and administrative expenses for 1998 also include $32,575, the value of services rendered during 1998 by a contract service provider who received shares during the year in lieu of payment. The value of the services is also reflected as additional paid-in capital for 1998. The related shares issued at the time of the 1999 Acquisition are included in the balances at January 1, 1998, as restated, on the consolidated statement of changes in stockholders' equity (deficiency).


     H. Research and development of software


     Research and development costs are expensed as incurred.


     I. Earnings per share of common stock


     Earnings per share of common stock is computed by dividing net income
(loss) by the weighted-average number of common shares outstanding for the year. Earnings per common share of stock -- assuming dilution reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock which would then share in the net income of the Company. See also note 11.


Note 3 -- Cash


     Two checking accounts and one savings account are with the same bank; total balances at that bank as of December 31, 1999, exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $431,000. The Company has not experienced any losses on such balances.


Note 4 -- Deferred revenue


     Deferred revenue consists of the following at December 31, 1999:



  Deferred memberships ...................    $  98,668
  Advances on royalties ..................       25,227
  Advance on contract ....................      150,000
                                              ---------
                                              $ 273,895
                                              ---------


Note 5 -- Capital lease


     The Company leases equipment under a capital lease which will expire in 2002. Annual payments are applicable first to interest (at 6.3%) with the balance to principal.


     At December 31, 1999, future minimum payments are: 2000 -- $10,587; 2001 -- $10,587; and 2002 (final year) -- $1,765. The amount representing interest was $1,512, and the present value of net minimum lease payments was $21,427. At December 31, 1999, the cost and accumulated depreciation of the leased equipment were $29,088 and $5,817, respectively.

                            ACTIVEWORLDS.COM, INC.

Note 6 -- Issuance of common stock


     A. Private placement offerings


     In connection with the 1999 Acquisition, Vanguard sold 1,333,333 shares of common stock at $.75 per share in a private placement.


     In June 1999, the Company sold nine private placement units at $100,000 per unit. Each private placement unit consisted of 11,733 shares of common stock and a five-year warrant to purchase 13,333 shares of common stock at $8.55 per share. The price of the units reflects a price of $8.52 per share, with no value being allocated to the warrants. In connection with this private placement, the Company paid the placement agent $117,000. The Company also issued the placement agent a warrant to purchase one placement agent's unit for $90,000. A placement agent's unit consists of 10,560 shares of common stock and a warrant to purchase 12,000 shares of common stock at $8.55 per share (see note 16). The warrants may be redeemed commencing in June 2001 if the price of the common stock is at least 150% of the exercise price. The warrants also give the holders cashless exercise rights. The warrants will terminate on the date that the Company's public offering of its securities is declared effective by the Securities Exchange Commission.


     The net proceeds of these private placements, after deducting costs of $387,023, were $1,512,977.


     Reference is also made to notes 7 and 16.


     B. Issuance of common stock for goods and services


     In connection with the 1999 Acquisition, Vanguard issued 133,333 shares of common stock to an investment banker for services with a value of $100,000.


     In 1999, the Company also issued 1,253 shares of common stock for purchases of furniture with a value of $8,500 and 2,698 shares of common stock for investor relations with a value of $24,000.


     Reference is also made to note 16.


Note 7 -- Stock options and warrants


     In 1999, the Company established a qualified Stock Incentive Plan for its employees. Additionally, it issued non qualified stock options and warrants to employees, independent contractors and others during both 1999 and 1998.


     Statement of Financial Accounting Standards No. 123 ("SFAS 123") allows the Company to account for stock-based compensation, including options, granted to employees under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") and disclose in a footnote the pro forma effect on net income (loss) if the fair value accounting method of SFAS 123 had been used.


     The methodology used in estimating the fair value of the stock options was the Minimum Value Method adjusted for the facts and circumstances of the stock option agreements. Significant assumptions included a risk free interest rate of 6% and an expected life of one year. The value of the options issued after January 22, 1999 is determined based on the fair value of the stock traded at the date granted.


     During 1999, the Company granted incentive stock options to purchase 264,332 shares to employees under the 1999 Stock Incentive Plan with an exercise price equal to the fair value of the publicly traded stock at the date the options were granted. Additionally, 18,667 incentive stock options were granted to officers at 10% above fair value. The options expire ten years from the grant date. During 1997 and 1998, the Company granted 307,316 non qualified stock options to employees which expire ten years from the grant date.

                            ACTIVEWORLDS.COM, INC.

     During November and December 1999, the Company entered into agreements with two individuals to become members of the Board of Directors. By agreeing to serve as a member of the Board of Directors, they were granted options to purchase 100,000 and 146,667 shares of the Company's common stock at an exercise price of approximately $6.09.

     In 1999, the Company cancelled a contract it had for a marketing firm to provide investor relations services with payment to be made in stock options. At the time of cancellation, 166,667 stock options had been granted at an exercise price of $5.70.

     In May 1999, the Company issued to an investor a warrant to purchase 166,667 shares of common stock at $8.55 per share (see note 16). The warrant was issued in consideration of the waiver by the investor of registration and other rights the Company had granted in connection with its services relating to the 1999 Acquisition.

     In 1999 and 1997, the Company also granted stock options and warrants to purchase a total of 27,224 shares and 15,366 shares, respectively, in accordance with the terms of various agreements with other contractors or others providing services. The options and warrants were granted at the fair value of the stock at the time the agreements were signed. The options and warrants generally expire five years from the date of grant.

     Under APB 25, no compensation was recognized in the consolidated financial statements for the value of the stock options issued to employees with an exercise price in excess of the estimated fair value of the Company stock at the time of grant. In situations where the fair value of the stock options was considered compensation, compensation expense was recorded and a corresponding amount recorded as additional paid in capital.

     The estimated value of stock options and warrants during 1999 ranged between $.33 and $.48. The expense recognized for compensation and services for these stock options and warrants granted in 1999 and 1998 was $202,062 and $3,250, respectively.

     The table below sets forth information as to options and warrants granted in 1999:

                                             Number     Weighted    Number of Shares     Weighted
                                           of Shares     Average     Under Option in     Average
                                             Under      Exercise     Excess or Less     Fair Value
                                             Option       Price      Than Fair Value      Price
                                          -----------  ----------  ------------------  -----------
Outstanding at January 1, 1999 .........     322,682    $   .53              --          $   --
Granted during the year ................   1,032,784       6.87          45,891             3.35
Exercised during the year ..............          --         --              --              --
Expired during the year ................          --         --              --              --
Outstanding at December 31, 1999 .......   1,355,466       4.14          45,891             3.35
Exercisable at December 31, 1999 .......     845,800       1.80          27,225             2.85

     The shares under option and warrants at December 31, 1999 were in the following exercise price ranges:

                                                                        Options Currently
                                     Options Outstanding                   Exercisable
                           ---------------------------------------  -------------------------
                                          Weighted      Weighted                    Weighted
                                           Average      Average                     Average
                              Number      Exercise    Contractual      Number       Exercise
Exercise Range              of Options      Price         Life       of Options      Price
-------------------------  ------------  ----------  -------------  ------------  -----------
                                                       (in years)
$ -0- -- $ 6.75 .........     910,339     $   2.32        8           527,340      $   2.07
$6.7 -- $13.12...........     445,127         8.97        5           318,460          8.80
                            ---------                                 -------
                            1,355,466                                 845,800
                            ---------                                 -------

     Reference is also made to note 16.

                            ACTIVEWORLDS.COM, INC.

Note 8 -- Operating leases

     Through April, 1999 the Company leased office facilities in Newburyport, Massachusetts under a tenant-at-will lease agreement requiring sixty days' advance notice of vacancy. In March, 1999 the Company entered into a lease for office space with a 3 year term and a 3 year renewal period. The annual minimum rental payments under the lease will be approximately $31,500.

     Additionally, the Company leased vehicles in 1999 on three year operating leases.

     The future minimum rental payment under all operating leases are as follows (including the 3 year renewal period on the lease for office space):



Year Ending
December 31                       Amount
-----------                    -----------
  2000 ......................   $  43,614
  2001 ......................      40,491
  2002 ......................      33,315
  2003 ......................      31,500
  2004 ......................      31,500
  2005 (final year) .........       5,250
                                ---------
    Total ...................   $ 185,670
                                ---------


     Rent expense for 1999 and 1998 was $36,849 and $9,354, respectively.


Note 9 -- Litigation settlement

     In July 1997, the Company entered into an agreement with two former employee-stockholders settling certain claims by those individuals against the Company. Pursuant to a settlement agreement, the Company paid $10,000 and issued its non-interest bearing notes for an aggregate of $490,000, of which $384,807 was outstanding at December 31, 1998 (before adjustment for the settlement). As a result of litigation concerning the parties' rights under the settlement agreement, the Company entered into an agreement in January 1999, with the two former employee-stockholders pursuant to which its obligations under the notes were reduced to $275,000, which was the amount included in accrued liabilities at December 31, 1998 and which was paid in 1999. Accordingly, a partial extinguishment of debt was recorded effective December 31, 1998 in the amount of $109,807 representing the difference between the recorded liability and the amount of the settlement in January, 1999 and is reflected on the 1998 consolidated statement of operations as an extraordinary item.


Note 10 -- Income taxes

     At December 31, 1999, the Company has a net operating loss carryforward of approximately $1,071,000 that may be used to offset future taxable income. If not used, the carryforward will expire with the year 2018. The temporary difference for income tax reporting on a cash basis results in additional losses of approximately $132,000.

     An allowance has been established for the full amount of the gross deferred tax asset due to the uncertainty of utilizing the deferred taxes in the future.

     The tax effect of each type of temporary difference and carryforward is reflected in the following table as of December 31, 1999:

       Net operating loss carryforward .......................    $ 429,000
       Accrual basis versus cash basis tax reporting .........       53,000
                                                                  ---------
       Deferred tax asset before valuation allowance .........      482,000
       Valuation allowance ...................................      482,000
                                                                  ---------
       Net deferred tax asset ................................    $      --
                                                                  ---------

                            ACTIVEWORLDS.COM, INC.

     The effective combined Federal and State tax rate used in the calculation of the deferred tax asset was 40%.

     The operating loss carryforward is available to reduce Federal and State taxable income and income taxes, respectively, in future years, if any. The realizability of deferred taxes is not assured as it depends upon future taxable income. However, there can be no assurance that the Company will ever realize any future cash flows or benefits from these losses.

     Permanent book/tax differences result from the value of the services of two officers and an employee which was accrued for financial statement purposes but which is not deductible for income tax purposes. These permanent book/tax differences are not reflected in the net deferred tax asset.

Note 11 -- Earnings per share of common stock

     The number of shares on which the basic earnings per share of common stock has been calculated is as follows:

                                              Weighted Average
                  Year Ended December 31,     Number of Shares
                  -------------------------  -----------------
                    1998 ..................      5,433,211
                    1999 ..................      7,207,145

     The diluted earnings per share of common stock for 1998 has been calculated using 5,476,051 weighted average number of shares for the year. Diluted earnings per share of common stock has not been presented for 1999 since the effect of including the stock options and warrants outstanding during 1999 (note 7) would be antidilutive.

     Reference is also made to note 16.

Note 12 -- Related party transactions

     In 1997, an officer/stockholder provided $108,850 of working capital funds to the Company. The unsecured loan payable bore interest at 8%. The remaining outstanding principal balance was repaid in early 1999. Amounts paid to the officer/stockholder during 1999 and 1998 totaled $54,753 and $26,000 (including interest expense of $400 and $5,900), respectively.

     An officer/stockholder of the Company was also a member of the board of directors of a company which purchased a uniserver in the amount of $35,000 in 1998.

     An officer/stockholder of the Company has received advances from the Company during 1998. Advances to the officer/stockholder outstanding at December 31, 1999 totaled $10,491.

     Two members of the Board of Directors will receive annual compensation of $15,000 and $24,000, respectively.

     Reference is also made to notes 2G, 7 and 14.

Note 13 -- Pro forma information

     Pro Forma Compensation:

     The Company granted nonqualified options to purchase 76,829 shares of common stock to an employee. The fair value of these options has been estimated at $.19 per share. During the period from June 1, 1997 to May 31, 1998, 38,415 of the options vested and the remaining 38,414 options vested during the period June 1, 1998 to May 31, 1999. Additionally, the Company granted 100,000 stock options to a member of the Board of Directors upon joining the Board (see note
7): 20,000 options vested immediately at the date of grant; the

                            ACTIVEWORLDS.COM, INC.

remaining 80,000 options vest at the rate of 20,000 on each of the four succeeding anniversary dates. The fair value of the vested options has been estimated at $.34 per share. (None of the 146,667 stock options granted to the other member of the Board vest until after services have been performed. No services were performed during 1999.)

     SFAS 123 allows the Company to account for stock-based compensation arrangements under the provisions of APB 25. Accordingly, the proforma compensation for the stock options is $9,996 and $7,433 for 1999 and 1998, respectively.

                                                                                 Year Ended December 31
                                                                           ----------------------------------
                                                                                  1999              1998
                                                                           -----------------   --------------
Proforma information
 (Loss) before (provision for) benefit from income taxes and
 extraordinary item, per consolidated statement of operations ..........     $  (1,045,819)      $  (69,533)
   Proforma adjustment for fair value of stock options .................            (9,996)          (7,433)
                                                                             -------------       ----------
    Proforma (loss) before extraordinary item ..........................        (1,055,815)         (76,966)
Gain on extinguishment of debt related to litigation settlement, net of
 tax effect of $-0- ....................................................                --          109,807
                                                                             -------------       ----------
    Proforma net income (loss) .........................................     $  (1,055,815)      $   32,841
                                                                             -------------       ----------

     Reference is also made to note 16.


Note 14 -- Commitments

A. Software development


     On October 9, 1999 the Company entered into an agreement with a customer to develop software for use in operating a virtual shopping mall. The term of the agreement is four years. The total amount of the contract is for no less than $1,000,000 but no more than $1,500,000. Additionally, the Company will receive a fee equal to 1% of the revenue collected by the customer for the virtual shopping mall once it is operational. In December 1999 the Company received the first installment under the contract: $150,000 to begin development of the software. That $150,000 is included in deferred revenue.


B. Employment contracts


     Effective January 21, 1999, the Company entered into three-year employment agreements with its president and chief financial officer. Under the agreements annual compensation for each is $140,000. Additionally, the president and chief financial officer each were granted options to purchase up to 9,333 shares of the Company's common stock at an exercise price of $.83 per share. The agreements also provide for the president and chief financial officer to be eligible to participate in a bonus pool of not more than 10% of income before taxes, in excess of $750,000. A compensation committee will have sole discretion as to the allocation of the bonus pool among the senior executives.


     The bonus is not cumulative during any fiscal year.


     Each agreement contains a provision whereby if the Company breaches the provisions of the agreement, if the employee terminates the agreement for "good reason" or if the Company terminates the employee other than for cause (as defined in the agreement), the employee shall be entitled to payment equal to the lesser of (a) one year's salary and bonus for the period of employment prior to calendar year in which termination occurred; or (b) the salary due for the balance of the term plus a pro rata portion of the bonus paid to the employee for the previous year.

                            ACTIVEWORLDS.COM, INC.

     Effective February 12, 1999, the Company entered into a five-year employment agreement with the Company's lead programmer. Under the agreement, annual compensation starts at $100,000, increased annually by 10% of previous year's salary. Additionally, the employee was granted options to purchase up to 116,667 shares of the Company's common stock at an exercise price of $9.19 per share. (See note 7.)

     Reference is also made to note 16.


Note 15 -- Reclassifications

     Certain amounts in the 1998 consolidated financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on 1998 consolidated net income.


Note 16 -- Subsequent event (unaudited)

     On February 29, 2000, the Company approved a two-for-three reverse stock split of the Company's outstanding common stock, an action which also resulted in adjustments to the Company's outstanding stock options and warrants (which were also converted on a two-for-three basis) and the related exercise prices (which were increased accordingly by 50%). The reverse stock split became effective on April 10, 2000. The accompanying financial statements and footnotes have been restated to reflect this two-for-three reverse stock split.


     On April 12, 2000, the placement agent for the June, 1999 private placement transferred and gave back to the Company, without recourse, the warrant to purchase one placement agent's unit for $90,000. The placement agent's unit consists of 10,560 shares of the Company's stock and a warrant to purchase 12,000 shares of the Company's common stock at $8.55 per share.

     On April 25, 2000, an investor transferred and gave back to the Company, without recourse, a warrant to purchase 166,666 shares of common stock at $8.55 per share.

                           INSIDE BACK COVER ARTWORK

             Virtual satellite picture of a portion of alphaworlds.

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       No dealer, salesman or any other person has been authorized to give any information or representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the underwriters. This Prospectus does not constitute an offer to buy any security offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security, by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances, imply that the Information in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                              --------------------


                                TABLE OF CONTENTS


                                                 Page
                                               -------
Prospectus Summary .........................       3
Our Business ...............................       3
The Offering ...............................       4
Summary Financial Information ..............       6
Risk Factors ...............................       7
Forward-Looking Statements .................      11
Dilution ...................................      11
Market for Common Stock; Dividends .........      11
Use of Proceeds ............................      12
Capitalization .............................      14
Selected Financial Data ....................      15
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ..............................      16
Business ...................................      18
Management .................................      26
Related Party Transactions .................      29
1999 Private Placements ....................      29
Principal Stockholders .....................      30
Description of Securities ..................      30
Underwriting ...............................      34
Legal Matters ..............................      35
Experts ....................................      35
Additional Information .....................      36
Reports to Stockholders.....................      36
Index to Financial Statements ..............      F-1

                                -----------------

       Until May 27, 2000 (25 days from the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                                [GRAPHIC OMITTED]

                                1,260,000 Units



                            ACTIVEWORLDS.COM, INC.



                             Each Unit Consisting of
                          One Share of Common Stock and
                              a Series B Redeemable
                          Common Stock Purchase Warrant
                              to Purchase One Share
                                 of Common Stock






                 --------------------------------------------
                                  PROSPECTUS
                 --------------------------------------------



                             HD Brous & Co., Inc.

                               SOLID ISG CAPITAL
                                  MARKETS, LLC

                                 FIRST COLONIAL
                            SECURITIES GROUP, INC.



                                   May 2, 2000



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